UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)
☑      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
or
    ☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-7657
A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERICAN EXPRESS COMPANY
200 Vesey Street
New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedules

*    Other schedules required under Section 2520.103 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Plan Participants of
American Express Retirement Savings Plan
Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of the American Express Retirement Savings Plan (the “Plan”) as of December 31, 2023 and 2022, and the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes to the financial statements (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Supplemental Schedules
The supplemental schedules of assets (held at end of year) as of December 31, 2023, of assets (acquired and disposed of within year) for the year ended December 31, 2023, and of reportable transactions for the year ended December 31, 2023, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ McConnell & Jones LLP
McConnell & Jones LLP
We have served as the Plan’s auditor since 2021.
Houston, Texas
June 17, 2024

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
as of December 31, 2023 and 2022

(Thousands)	2023	2022
Assets
Investments, at fair value:
Money market funds	$54,554	$49,194
Corporate debt instruments	108,503	91,974
Common stocks	2,371,145	1,955,034
U.S. Government and agency obligations	274,132	219,770
Common/collective trusts	3,699,783	2,591,378
Mutual funds	70,091	396,007
Self-directed brokerage accounts	171,774	140,152
Other investments	155,695	147,681
Total investments, at fair value	6,905,677	5,591,190

Fully benefit responsive investment contracts, at contract value	807,696	830,257
Due from brokers	16,154	2,850
Cash (non-interest bearing)	6,306	6,835
Receivables:
Notes receivable from participants	67,333	58,784
Investment income accrued	8,065	6,277
Employer contributions	112,917	93,525
Total Assets	7,924,148	6,589,718

Liabilities
Accrued expenses	2,193	2,646
Due to brokers	166,547	158,717
Total Liabilities	168,740	161,363
Net assets available for benefits	$7,755,408	$6,428,355
See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2023

(Thousands)	2023
Additions:
Contributions:
Employer	$265,004
Employee	291,633
Rollovers	35,067
Total contributions	591,704

Investment income:
Net appreciation of investments	1,123,310
Interest and dividends	77,965
Other income	2,997
Total investment income	1,204,272

Interest on notes receivable from participants	3,826
Total additions to net assets	1,799,802

Deductions:
Withdrawal payments	(459,333)
Administrative expenses	(13,416)
Total deductions	(472,749)

Net increase in net assets available for benefits	1,327,053

Net assets available for benefits at beginning of year	$6,428,355
Net assets available for benefits at end of year	$7,755,408
See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
1. Description of the Plan
General
The American Express Retirement Savings Plan (the “Plan”), which became effective June 11, 1973, is a defined contribution plan. Under the terms of the Plan, regular full-time and certain part-time U.S.-paid employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire, and eligible employees hired for the first time on or after January 1, 2017 as well as those rehired on or after January 1, 2022 are covered by the Plan’s automatic enrollment provisions. Eligible employees can qualify to receive Company contributions, if any, upon completion of six months of service.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore does not include all situations and limitations covered by the Plan. The Plan Document (“Plan Document”) is the exclusive governing document and should be referred to for more complete information.
Administration
Principal Life Insurance Company became the recordkeeper and Delaware Charter Guarantee & Trust Company, d/b/a Principal Trust Company, became the Trustee effective May 25, 2021. Effective February 22, 2022, custody services are provided by Principal Bank. Prior to these dates, Wells Fargo Bank, N.A. was the recordkeeper, Trustee and custodian for the Plan. The Plan is administered by the Company’s Employee Benefits Administration Committee (“EBAC”) and the Company’s Retirement Savings Plan Investment Committee (“RSPIC”). The Plan Document requires that the American Express Company Stock Fund be offered as an investment option, subject to compliance with ERISA. RSPIC has the power to select the other investment options available under the Plan and the manner in which these investment options are invested. Subject to Plan limits, RSPIC also has the power to appoint investment managers to make investment decisions. Under the terms of the Plan Document, the members of EBAC and RSPIC are appointed by the Company’s Vice President, Global Well-Being and Benefits.
Compensation
The participant compensation (commonly referred to as “Total Pay”) that is used in the calculation of Plan contributions generally includes an employee’s base pay plus overtime, shift differentials, most commissions and most cash incentives. For participants above certain salary grades, as defined by the Plan, Total Pay does not include any incentive pay which, in the aggregate, is in excess of one times their base salary when calculating Company contributions.
For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $330,000 in 2023 and $305,000 in 2022, before tax deductions and certain other withholdings.
Contributions
The Plan currently provides for the following contributions:
Elective Contributions
Each pay period, participants may make Before-Tax Contributions, Roth Contributions, and/or After-Tax Contributions up to 10% of eligible compensation, or a combination thereof, not to exceed 80% of their Total Pay, to the Plan through payroll deductions. Roth Contributions are a special type of after-tax contribution and are subject to most of the same rules as Before-Tax Contributions. The Internal Revenue Code of 1986, as amended (the “Code”) imposes a limitation that is adjusted annually for cost of living increases on participants’ pre-tax and Roth contributions to plans which are qualified under Code Section 401(k) and other specified tax-favored plans. For 2023 and 2022, this limit was $22,500 and $20,500, respectively, for participants under age 50 and $30,000 and $27,000, respectively, for participants age 50 or older. The Plan complied with non-discrimination requirements under the Code during 2023 and 2022 by utilizing the safe harbor design for deferrals and matching contributions in accordance with Sections 401(k)(12) and 401(m)(11) of the Code.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Eligible employees hired for the first time on or after January 1, 2017 as well as eligible employees rehired on or after January 1, 2022 are automatically enrolled to make Before-Tax Contributions equal to 6% of Total Pay, with a 1% automatic increase each year until the rate reaches 10%, unless the employee makes an alternative election to contribute at a different rate or opt out of automatic enrollment.
Company Matching Contributions
The Company matches 100% of a participant’s Before-Tax Contributions and/or Roth Contributions up to 6% of Total Pay after a participant’s completion of six months of service.
Fixed Rate Contributions
The Company may make a Fixed Rate Contribution annually, typically comprised of 2% or 3% of eligible participants’ Total Pay (with the applicable percentage determined by a participant’s pay band level) for participants who have completed six months of service. Such percentages were applied to calculate the Fixed Rate Contribution for 2023 and 2022. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Fixed Rate Contributions made for that Plan year. Fixed Rate Contributions to eligible participants are made regardless of whether the participant contributes to the Plan.
Discretionary Profit Sharing Contributions
Additional Discretionary Profit Sharing Contributions by the Company are permitted under the Plan; no Discretionary Profit Sharing Contributions were made in 2023 or 2022.
Qualified Non-Elective Contributions
The Company may make Qualified Non-Elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution allocated in accordance with the Company's direction at the time the QNEC is approved. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of Before-Tax Contributions or Roth Contributions.
Disability Contributions
Certain qualifying participants who become disabled, as defined by the Plan Document, are eligible to receive contributions similar to Fixed Rate Contributions, Discretionary Profit Sharing Contributions and Matching Contributions.
Allocation of Account Balances
A participant’s account balance may be reallocated among the Plan’s investment options upon receipt of instructions from the participant. Account balances may be reallocated among the Plan’s investment options on a daily basis.
Participant Rollovers
A rollover contribution is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company contributions.
In-Plan Roth Conversions
The Plan allows for in-Plan Roth conversions.
Vesting
Participants are immediately vested in their elective Before-Tax, Roth and After-Tax Contributions and rollovers, if any, as well as the investment earnings on the foregoing. Other contributions become vested as set forth below:
Company Matching Contributions
Company Matching Contributions and investment earnings thereon are immediately 100% vested.
Fixed Rate Contributions
Fixed Rate Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Discretionary Profit Sharing Contributions
Discretionary Profit Sharing Contributions and investment earnings thereon are 100% vested after the earlier of three years of service or, if still employed by the Company or an affiliate, at or after attainment of age 65, disability or death.
Qualified Non-Elective Contributions
QNECs are immediately 100% vested and investment earnings thereon are immediately 100% vested.
Disability Contributions
Disability Contributions are immediately 100% vested.
Forfeitures
Forfeitures of terminated participants’ non-vested accounts, as well as amounts attributable to outstanding checks as to which the payee cannot be located, are used at the discretion of the Company, as Plan Sponsor, to reduce future Company contributions, restore forfeitures for participants who are rehired, and reissue checks for any missing payees who are subsequently located. Forfeitures amounts not used for the above purposes may be used to pay Plan expenses as directed by the Plan Administrator. Forfeited non-vested balances were $2.6 million and $2.3 million as of December 31, 2023 and 2022, respectively. Accrued 2023 and 2022 Fixed Rate Contributions made to the Plan in March 2024 and March 2023, were reduced by $2.2 million and $1.7 million, respectively, from forfeited account balances; of the remaining forfeitures, $0.4 million will be used in 2024 and $0.6 million was used in 2023 to pay Plan expenses.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and Plan assets will be distributed in accordance with the Plan Document.
Notes Receivable from Participants
Notes receivable from participants (loans) are carried at their unpaid principal balance plus any accrued but unpaid interest. Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code, and to potentially higher limits in the event a participant has experienced a loss due to a qualifying natural disaster. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Extensions may apply in the event a participant is absent on military leave or is affected by a qualifying natural disaster. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment. Terminated participants who have an outstanding loan may make arrangements with the Plan’s recordkeeper to pay the loan in full, or make installment payments. If arrangements are not made for the payment of the outstanding loan balance, the loan amount will be considered in default and the outstanding loan balance will be offset from the account balance, subject to income tax regulations.
Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed for the life of the loan. The interest rate determination is based on the prime rate plus one percentage point. In the event of a loan default, the loan is treated as a distribution (i.e., as an early withdrawal of funds from the Plan for tax purposes), which subjects the participant to income tax plus any penalties imposed by the Code based on the loan balance. If the participant is still employed, the loan balance is taxed as a “deemed distribution” but remains outstanding as an obligation of the participant until it is either repaid or the participant terminates employment. In the event of a termination, either voluntary or involuntary, the loan balance is treated as an actual distribution and deducted from the participant’s Plan account balance. Loans outstanding to participants at December 31, 2023, carried interest rates varying from 3.25% to 9.50% and will mature at various dates through December 14, 2053.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Tax Deferrals
As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through Before-Tax Contributions and Company contributions and rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant. After-Tax Contributions are taxed when contributed, with earnings taxed upon distribution. Roth Contributions are taxed when contributed, and earnings on Roth Contributions and rolled-in Roth amounts qualify for tax-free distribution if a participant (i) reaches age 59-1/2, dies or becomes disabled (as defined by federal law) and (ii) has a Roth Contribution account with the Plan (or another plan from which a direct rollover of Roth contributions is received) for at least five taxable years. If those conditions are not met, earnings on Roth Contributions are taxed when distributed. Amounts that are converted to Roth status through an in-plan Roth conversion are taxed when converted (with the exception of After-Tax Contributions; however, earnings on After-Tax Contributions are subject to tax when converted), and thereafter are subject to the Roth taxation rules.
Distributions and Withdrawals
Upon termination of employment due to disability, death or retirement at or after attainment of the Plan’s normal retirement age (65), participants or their beneficiaries are fully vested and eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. When employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a cash amount, American Express Company common shares, if applicable, shares of any investment available through self-directed brokerage accounts (“SDA”), if applicable, or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until the participant's "required beginning date" as defined by Section 401(a)(9) of the Code, at which point distributions must be made at least annually in at least the minimum amount required by federal law. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balances subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Distributions (other than required minimum distributions and hardship withdrawals) may be rolled over to a qualified Individual Retirement Account (“IRA”) or other qualified employer retirement plan, if that plan allows rollovers.
Expenses
The Company, in its discretion, may pay certain administrative expenses, with any expenses not paid by the Company being charged to the Plan. Expenses related to separately managed investment funds are generally paid out of the applicable investment funds. Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Plan. All such expenses that are paid by the Plan are included within the administrative expenses on the Statement of Changes in Net Assets Available for Benefits. Fees and expenses incurred indirectly by the Plan from the underlying mutual funds and collective trusts in which the Plan may invest are not included in the Statement of Changes in Net Assets Available for Benefits as expenses, but reduce the asset value of that mutual fund or collective trust. Additional expenses are associated with the SDA, and participants electing to invest through the SDA are charged directly for these fees through their SDA.
The Plan's recordkeeper charges the Plan for recordkeeping of participant accounts, as well as trust and custody of plan assets. The Plan’s fee structure provides for a flat per-participant fee. The Plan’s investment adviser, NEPC, LLC, receives its compensation primarily in the form of a flat fee for its investment advisory services, which is paid by the Plan, plus an additional flat fee related to the oversight of the asset allocation of the Retirement Funds, as discussed in Note 4 (Investments), which is charged to the Plan’s Retirement Funds on a pro rata basis. Additionally, as described in Note 8 (Related Parties and Parties-In-Interest Transactions), the Plan reimburses the Company for direct expenses (salary and benefit costs) associated with a Company employee dedicated to servicing the Company’s qualified retirement plans for time spent providing services to the Plan.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).
Amounts Based on Estimates and Assumptions
Accounting estimates are an integral part of the financial statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.
Cash and Cash Equivalents
Cash includes cash on hand, while cash equivalents include other highly liquid investments with an original maturity of 90 days or less, such as money market funds. All cash equivalents are presented within the "Money market funds" and "Self-directed brokerage accounts" line items in the financial statements and are reported on “Schedule H, Line 4i”.
Investment Valuation and Income Recognition
Investments are generally reported at fair value, with the exception of fully benefit responsive investment contracts, which are reported at contract value. Investments traded on securities exchanges, including common and preferred stocks, are valued at the year-end closing market prices or, in the absence of a closing price, the last reported trade price at the financial statement date. The fair value of the Plan’s corporate debt instruments, U.S. Government and agency securities, municipal bonds and foreign bonds, is valued using a variety of observable market inputs, depending on the type of security being priced, and are obtained from pricing services engaged by Principal Bank for the year ended December 31, 2023 and for the period from February 22, 2022 through December 31, 2022, and by Wells Fargo Bank, N.A. for the period from January 1, 2022 through February 21, 2022. The fair value of the Plan's Stable Value Fund assets, described in Note 4 (Investments), is valued using pricing services engaged by Ameriprise Trust Company. See Note 3 (Fair Value Measurements) for a detailed discussion of the valuation techniques.
Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment option in which the dividends and interest income arose, provided that restrictions may apply to investments held under the SDA, and with the exception of the American Express Company Stock Fund, which is an investment option and an Employee Stock Ownership Plan (“ESOP”). The ESOP holds shares of American Express Company stock on behalf of participants. Dividends are automatically reinvested in the American Express Company Stock Fund, unless participants elect that the dividends paid with respect to their interest in the fund be distributed in cash.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Distributions and Withdrawals
Distributions and withdrawals are recorded when paid.
Subsequent Events
The Plan has evaluated subsequent events or transactions for potential recognition or disclosure through June 17, 2024, the date the financial statements were issued. The Plan determined that there are no subsequent events or transactions that require additional disclosure.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
3. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date, based on the Plan’s principal or, in the absence of a principal, most advantageous market for the specific asset or liability.
GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:
•Level 1 – Inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets that the Plan can access.
•Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:
–Quoted prices for similar assets or liabilities in active markets;
–Quoted prices for identical or similar assets or liabilities in markets that are not active;
–Inputs other than quoted prices that are observable for the asset or liability; and
–Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 – Inputs that are unobservable and reflect the Plan’s own estimates about the estimates market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g., internally derived assumptions surrounding the timing and amount of expected cash flows).
Plan Management monitors the market conditions and evaluates the fair value hierarchy levels at least annually.
Plan Management’s practice is to review the inputs, assumptions, and valuation techniques of pricing services used by the Plan’s asset custodians at least annually and to corroborate the prices provided by the Plan's asset custodians to test their reasonableness by comparing their prices to valuations from a different pricing source. In instances where price discrepancies are identified between different pricing sources, Plan Management would evaluate such discrepancies to ensure that the prices used for its calculation represent the fair value of the underlying investment securities. There were no price discrepancies identified for the years ended December 31, 2023 and 2022.
Financial Assets Carried at Fair Value
Financial assets disclosed in the tables below represent two types of assets. Assets held in funds (either mutual funds or common/collective trusts) are disclosed in the table according to the appropriate fund category (the underlying securities of those funds are not disclosed separately). Assets held in separate accounts (which are wholly owned by the Plan) are disclosed according to the appropriate category of the individual securities of those separately managed accounts; these individual securities include common stocks and fixed income securities. As such, the classification of financial assets in the table does not correspond to the classification of the investment options available to Plan participants, as discussed in Note 4 (Investments).

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2023:

Description (Thousands)	Total	Level 1	Level 2
Money market funds	$54,554	$54,554	$—
Corporate debt instruments	108,503	—	108,503
Common stocks	2,371,145	2,371,145	—
Common/Collective trusts	998,229	—	998,229
U.S. Government and agency obligations	274,132	—	274,132
Mutual funds	70,091	70,091	—
Self-directed brokerage accounts	171,774	171,774	—
Other investments	155,695	—	155,695
Total assets in the fair value hierarchy	$4,204,123	$2,667,564	$1,536,559
Common/collective trusts measured at net asset value (“NAV”)	2,701,554
Total investments, at fair value	$6,905,677
The following table summarizes the Plan’s financial assets measured at fair value on a recurring basis, categorized by GAAP’s valuation hierarchy (as described above), as of December 31, 2022:

Description (Thousands)	Total	Level 1	Level 2
Money market funds	$49,194	$49,194	$—
Corporate debt instruments	91,974	—	91,974
Common stocks	1,955,034	1,955,034	—
Common/Collective trusts	1,119,149	—	1,119,149
U.S. Government and agency obligations	219,770	—	219,770
Mutual funds	396,007	396,007	—
Self-directed brokerage accounts	140,152	140,152	—
Other investments	147,681	—	147,681
Total assets in the fair value hierarchy	$4,118,961	$2,540,387	$1,578,574
Common/collective trusts measured at NAV	1,472,229
Total investments, at fair value	$5,591,190

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Valuation Techniques Used in the Fair Value Measurement of Financial Assets Carried at Fair Value
For the financial assets measured at fair value on a recurring basis (categorized in the valuation hierarchy table above), the Plan applies the following valuation techniques:
Level 1:
•Money market funds are valued at NAV, which represents the exit price.
•Investments in American Express Company common stock, other stock, and active publicly traded equity securities are valued at the official closing price of U.S. public exchanges or, if there is no official closing price that day, at the last reported trade price at the financial statement date.
•Mutual funds held within the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission (“SEC”) under the Investment Company Act of 1940. These investments are required to make publicly available the daily NAV of the fund and to transact at this price. Hence, open-end mutual funds transact at quoted prices. In addition, the mutual funds held by the Plan are actively traded.
•The Plan’s self-directed brokerage accounts are primarily comprised of mutual funds and are valued using the corresponding valuation techniques as previously described.
Level 2:
•The fair values for the Plan’s corporate debt instruments, U.S. Government and agency obligations, and Other investments (asset-backed securities, foreign sovereign debt, municipal bonds, and private placement securities), are obtained primarily from pricing services engaged by Principal Bank for the year ended December 31, 2023 and for the period from February 22, 2022 through December 31, 2022, Wells Fargo Bank, N.A. for the period from January 1, 2022 through February 21, 2022, and with respect to Stable Value Fund assets, Ameriprise Trust Company for the years ended December 31, 2023 and 2022. The fair values provided by the pricing service are estimated using pricing models, where the inputs to those models are based on observable market inputs or recent trades of similar securities. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, and broker-dealer quotes, all with reasonable levels of transparency. In addition, the Plan did not apply any adjustments to the prices received from the pricing services for 2023 and 2022. Plan Management reaffirms its understanding of the valuation techniques used by the pricing services at least annually. The Plan classifies the prices obtained from the pricing services within Level 2 of the fair value hierarchy because the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets. However, the pricing models used do entail a certain amount of subjectivity, and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value.
•Common/collective trusts are investment funds formed by the pooling of investments by institutional investors, such as a group of not necessarily affiliated pension or retirement plans, typically with the intention of achieving cost savings over similar investment options such as mutual funds. Common/collective trusts are similar to mutual funds, with a named investment manager and documented investment objective. These investments, however, are not registered with the SEC (unlike mutual funds, which are registered with the SEC), and participation is not open to the public. The NAV is measured by the custodian or investment manager as of the close of regular daily trading and is corroborated with observable inputs provided by pricing services for the securities. To the extent the NAV is made publicly available, these common/collective trusts are classified within Level 2 of the fair value hierarchy and the NAVs represent the exit price for the funds.
Level 3:
•There are no Level 3 securities held by the Plan.
Assets Measured at NAV:
•For common/collective trusts whose NAVs are communicated only to investors in the trusts and are not publicly available, the NAVs are being used as practical expedient for fair value and represent the exit price for the funds.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
The fair values of the financial instruments are estimates based upon the market conditions and perceived risks as of December 31, 2023 and 2022 and require management judgment. The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date. There were no transfers among the levels of fair value hierarchy during the years ended December 31, 2023 and 2022.
Fair Value of Investments Using NAV as Practical Expedient
The following tables summarize investments measured at fair value based on NAV per share/unit as of December 31, 2023 and 2022, respectively:

As of December 31, 2023	Fair Value (Thousands)	Redemption Frequency	Redemption Notice Period
Common/collective trusts(a)	$2,701,554	As needed	Up to 5 business days(b)

As of December 31, 2022	Fair Value (Thousands)	Redemption Frequency	Redemption Notice Period
Common/collective trusts(a)	$1,472,229	As needed	Up to 5 business days(b)
a.Common/collective trusts are invested to gain exposure to broad public indices, including U.S., international developed and emerging market equity securities, and fixed income securities.
b.Fund trustees have the discretion to impose a longer notice period for the redemption of all or substantially all of the Plan's investment in the funds.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
4. Investments
The investment options available to participants include nine core investment options (the “Core Investment Options”), of which five are actively managed (although in some cases, an actively managed option may also include a passively managed component) and four are passively managed (also known as index funds). In addition, target date funds (the “Retirement Funds”) based on target retirement dates are also available. The Retirement Funds invest in a mix of the actively managed Core Investment Options (and in some cases, also include an allocation to a Treasury inflation-protected securities strategy not available as a Core Investment Option). The Retirement Fund associated with the year in which a participant turns 65 generally serves as the Plan’s “default investment” to the extent a participant does not have a valid investment election on file. Additional investment options include the SDA and the American Express Company Stock Fund. A participant may currently elect to invest contributions in any combination of investment options in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open. Participants may allocate up to 10% of their future contributions to the American Express Company Stock Fund, and transfers of balances from other investment options into the American Express Company Stock Fund are only permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance. Special rules and restrictions may apply to the SDA.
A brief description of the investment options available to participants at December 31, 2023, is set forth below:
Core Investment Options
RSPIC has created five actively managed Core Investment Options to provide diversified and actively managed options to participants. Four of these actively managed Core Investment Options (The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, and The International Equity Fund) represent a broad asset class (e.g., U.S. Large-Cap Equity, U.S. Small/Mid-Cap Equity, Bonds, etc.) using several managers (and in some cases, also including a passively managed component) within each Fund. These actively managed Core Investment Options seek to outperform a broad market index by buying and selling a limited number of investments (stocks, bonds, or other investments) using the underlying investment managers’ investment management skills.
The actively managed Stable Value Fund invests in diversified pools of U.S. Government and agency fixed income securities together with book value wrap agreements issued by creditworthy insurance companies or banks with the objective to protect a participant’s original investment while offering a competitive rate of interest with minimum risk.
The Stable Value Fund holds a portfolio of book value wrap contracts that are fully benefit-responsive and comprised of both an investment and a contractual component. The investment component consists of units of common/collective trusts and a fixed income portfolio employing active management investment strategies, collectively referred to as the Stable Value Fund assets. Under the book value wrap contracts, the book value wrap provider is obligated to provide sufficient funds to cover participant benefit withdrawals and certain types of investment transfers regardless of the market value of the Stable Value Fund assets. While the contracts are designed to protect the Stable Value Fund against interest rate risk, the Stable Value Fund is still exposed to risk if issuers of the Stable Value Fund assets default on payment of interest or principal, but this risk is mitigated because the underlying Stable Value Fund assets in the Stable Value Fund bond portfolio are backed by the U.S. Government. The contracts may not cover participant benefit payments at contract value upon the occurrence of certain events, described below, involving the Stable Value Fund, American Express as its plan sponsor (“Plan Sponsor”) or Ameriprise Trust Company, an affiliate of Ameriprise Financial, Inc., its investment manager.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Fully benefit-responsive book value wrap contracts held by a separately managed account created for a defined contribution plan are required to be reported at contract value, rather than fair value, on the Statements of Net Assets Available for Benefits. Contract value is the relevant measure for fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses.
Certain events might limit the ability of the Plan to transact at contract value with the contract issuer and therefore also limit the ability of the Plan to transact at contract value with the participants of the Plan. These events may be different under each contract. Examples of such events include the following:
•The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code;
•Premature termination of the contracts;
•Plan termination or merger;
•Changes to the Plan’s administration of competing investment options; and
•Bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.
Plan Management believes no such events are probable of occurring.
In addition, certain events allow the issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events include the following:
•An uncured violation of the Plan’s investment guidelines;
•A breach of material obligation under the contract;
•A material misrepresentation; and
•A material amendment to the agreements without the consent of the issuer.
Plan Management believes no such events are probable of occurring.
RSPIC has also created four passively-managed (index) Core Investment Options: The Diversified Bond Index Fund, The U.S. Large-Cap Equity Index Fund, The U.S. Small/Mid-Cap Equity Index Fund, and The International Equity Index Fund, which currently use a single index fund as the underlying investment in each Fund. Each passively-managed Core Investment Option seeks to mirror the investments and track the performance of a broad market index that includes hundreds or thousands of stocks or bonds.
Self-Directed Brokerage Accounts
The SDA gives participants the opportunity to invest in a wide variety of mutual funds in addition to the specific investment options mentioned above. Participants may request a Prospectus for any of the funds available through the SDA.
American Express Company Stock Fund
The Plan Document requires that this Fund be offered as an investment option under the Plan, subject to compliance with ERISA. The American Express Company Stock Fund is an ESOP. This Fund invests primarily in American Express Company common shares and holds a small amount of cash or other short-term cash equivalents to meet requests for investment transfers, withdrawals, and distributions. Participants have full voting rights for the common shares underlying the units that are allocated to the American Express Company Stock Fund.
A full, detailed description of the Plan’s investment options, and associated terms and conditions, is available to all participants.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities and current market volatility, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
6. Income Tax Status
The Plan has received a favorable determination letter from the Internal Revenue Service ("IRS") dated August 10, 2022, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. The Plan has been amended after the period covered by the determination letter. Although the Plan has been amended since receiving the determination letter, the Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified, the related trust is tax-exempt, and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.
GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2023, there are no uncertain positions taken or expected to be taken that would require recognition of a liability, or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.
7. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2023 and 2022:

(Thousands)	2023	2022
Net assets available for benefits per the financial statements	$7,755,408	$6,428,355
Difference between contract value and fair value of fully benefit-responsive investment contracts	(37,110)	(49,544)
Loans deemed distributed	(239)	(209)
Net assets per the Form 5500	$7,718,059	$6,378,602
The following is a reconciliation of net income per the financial statements to the Form 5500 for the year ended December 31, 2023:

(Thousands)	2023
Net increase in net assets available for benefits per the financial statements	$1,327,053
Adjustment for difference between contract value and fair value of fully benefit-responsive investment contracts	12,434
Change in deemed distributions of participant loans	(30)
Net income per the Form 5500	$1,339,457

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
8. Related Parties and Parties-In-Interest Transactions
The Plan allows for transactions with, and certain investments in, certain parties that may perform services for, or have fiduciary responsibilities to, the Plan, including Principal Financial Group and its affiliates and Charles Schwab and Co., Inc. and its affiliates, as well as investment managers appointed by RSPIC. Transactions with these parties are considered party-in-interest transactions, but not considered prohibited transactions under ERISA. As noted in Supplemental Schedule H, Line 4i, the Plan held investments with parties-in-interest in Ameriprise Financial, Inc. and its affiliates, BlackRock Institutional Trust Company, N.A. and its affiliates, Charles Schwab and Co. Inc. and its affiliates, Fidelity Investment Management and its affiliates, J.P. Morgan Investment Management, Inc. and its affiliates, Morgan Stanley Investment Management and its affiliates, Principal Financial Group and its affiliates, Vanguard Fiduciary Trust Company and its affiliates, and Willis Towers Watson and its affiliates as of December 31, 2023. Additionally, the self-directed brokerage account includes certain investments considered to be party-in-interest investments. Notes Receivable from Participants, as discussed in Note 1 (Description of the Plan), are also considered party-in-interest transactions.
Berkshire Hathaway, Inc. and its affiliates are considered parties-in-interest due to ownership interests in the Company. The Plan holds certain securities in Berkshire Hathaway in accordance with investment strategies directed by its qualified professional asset managers.
Additionally, the Company is considered a party-in-interest as well as a related party. As of December 31, 2023 and 2022, the Plan held 4,272,748 shares of American Express Company common stock valued at $800 million and 4,427,465 shares valued at $654 million, respectively. During the 2023 plan year the Plan acquired 62,728 shares of American Express Company common stock valued at $10 million through dividend reinvestments and sold 134,045 shares valued at $23 million. The Plan reimburses the Company for direct expenses (salary and benefits costs) associated with a Company employee dedicated to servicing the Company’s qualified retirement plans for time spent providing services to the Plan.

SUPPLEMENTAL SCHEDULES

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	Money Market Funds
*	FIDELITY MM GOVT PORTFOLIO #57	54,555	54,554
	Total Money Market Funds		$54,554

	Corporate Debt Instruments
	ABBVIE INC 4.050% 11/21/39	485	438
	ABBVIE INC 4.400% 11/06/42	395	366
	ABBVIE INC 4.500% 5/14/35	410	401
	ABN AMRO BK MTN V-S 6.575% 10/13/26	300	305
	AEP TRANSMISSION CO 3.150% 9/15/49	120	86
	AERCAP IRELAND CAP/G 1.750% 1/30/26	150	139
	AERCAP IRELAND CAP/G 2.450% 10/29/26	180	167
	AERCAP IRELAND CAP/G 3.300% 1/30/32	210	183
	AERCAP IRELAND CAPIT 6.100% 1/15/27	290	296
	AETNA INC 3.875% 8/15/47	150	117
	AFLAC INC 3.600% 4/01/30	1,565	1,478
	AIR LEASE CORP 2.200% 1/15/27	218	200
	AIR LEASE CORP 3.250% 10/01/29	415	375
	ALABAMA POWER CO 5.700% 2/15/33	200	208
	ALBEMARLE CORP 5.450% 12/01/44	50	47
	ALEXANDRIA REAL ESTA 1.875% 2/01/33	140	109
	ALEXANDRIA REAL ESTA 2.000% 5/18/32	310	249
	ALTRIA GROUP INC 2.450% 2/04/32	260	212
	AMAZON.COM INC 3.250% 5/12/61	65	48
	AMAZON.COM INC 3.875% 8/22/37	110	102
	AMAZON.COM INC 3.950% 4/13/52	285	249
	AMAZON.COM INC 4.100% 4/13/62	84	74
	AMER AIRLINE 16-2 AA 3.200% 6/15/28	135	123
	AMER AIRLINE 16-3 AA 3.000% 4/15/30	85	77
	AMER AIRLN 14-1 A PT 3.700% 10/01/26	79	74
	AMER AIRLN 15-1 A PT 3.375% 5/01/27	575	527
	AMERICAN TOWER CORP 2.100% 6/15/30	150	126
	AMERICAN TOWER CORP 3.100% 6/15/50	139	95
	AMERICAN TOWER CORP 3.700% 10/15/49	220	167
	AMERICAN TOWER CORP 5.900% 11/15/33	170	180
	AMERICAN WATER CAPIT 3.450% 6/01/29	150	142
	AMGEN INC 3.150% 2/21/40	200	156
	AMGEN INC 5.250% 3/02/33	255	261

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
ANALOG DEVICES INC 2.800% 10/01/41	250	186
ANHEUSER-BUSCH INBEV 4.375% 4/15/38	190	180
ANHEUSER-BUSCH INBEV 4.439% 10/06/48	240	221
ANZ NATIONAL INTL 5.355% 8/14/28	210	215
APTIV PLC / APTIV CO 3.250% 3/01/32	239	211
ARROW ELECTRONICS IN 3.875% 1/12/28	55	52
ASTRAZENECA PLC 4.000% 9/18/42	60	55
ASTRAZENECA PLC 6.450% 9/15/37	70	82
AT&T INC 2.250% 2/01/32	350	289
AT&T INC 2.300% 6/01/27	725	673
AT&T INC 2.750% 6/01/31	180	158
AT&T INC 3.500% 6/01/41	154	122
AT&T INC 3.550% 9/15/55	638	459
ATMOS ENERGY CORP 5.500% 6/15/41	100	105
AUTOZONE INC 1.650% 1/15/31	190	154
AVOLON HLDGS FDG LTD 6.375% 5/04/28	265	270
BALTIMORE GAS 5.400% 6/01/53	265	273
BALTIMORE GAS & ELEC 2.900% 6/15/50	110	75
BALTIMORE GAS & ELEC 3.500% 8/15/46	70	54
BANCO SANTANDER CONV 5.588% 8/08/28	400	408
BANCO SANTANDER S.A 6.607% 11/07/28	600	639
BANK AMERICA V-D 5.819% 9/15/29	460	475
BANK AMERICA V-D 5.872% 9/15/34	280	293
BANK MONTR MTN CONV 5.717% 9/25/28	280	290
BANK NEW MTN V-D 6.474% 10/25/34	180	199
BANK OF AMER CRP V-D 5.288% 4/25/34	440	441
BANK OF AMER MTN V-D 4.376% 4/27/28	280	274
BANK OF AMERICA V-D 5.202% 4/25/29	410	413
BANK OF IRELAND V-A 6.253% 9/16/26	420	425
BANK OF NY MTN V-D 6.317% 10/25/29	215	228
BANQUE FED CRED CONV 4.935% 1/26/26	400	399
BANQUE FED DU CRED 5.896% 7/13/26	200	204
BARCLAY PLC CONV V-A 5.304% 8/09/26	200	199
BARCLAYS CONV V-D 6.224% 5/09/34	270	280
BARCLAYS PLC V-D 6.490% 9/13/29	200	208
BAT CAPITAL CORP 3.734% 9/25/40	130	96
BAT CAPITAL CORP 4.540% 8/15/47	257	197
BAT INTL FINANCE PLC 1.668% 3/25/26	145	135
BAXALTA INC 5.250% 6/23/45	7	7

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
*	BERKSHIRE HATHAWAY 3.850% 3/15/52	165	138
*	BERKSHIRE HATHAWAY 4.450% 1/15/49	235	206
	BHP BILLITON FIN 5.250% 9/08/30	330	342
	BK NOVA SCOTIA CONV 4.850% 2/01/30	273	273
	BOARDWALK PIPELINES 3.400% 2/15/31	100	89
	BOEING CO 3.250% 3/01/28	251	236
	BOEING CO 5.150% 5/01/30	210	214
	BOEING CO 5.705% 5/01/40	175	181
	BP CAP MARKETS AMERI 2.939% 6/04/51	345	239
	BP CAP MKTS AMER 4.812% 2/13/33	220	222
	BP CAP MKTS AMER INC 4.893% 9/11/33	180	183
	BPCE SA V-D 5.975% 1/18/27	250	252
	BRISTOL-MYERS SQUIBB 4.125% 6/15/39	122	110
	BRIXMOR OPERATING PA 2.250% 4/01/28	220	195
	BRIXMOR OPERATING PA 2.500% 8/16/31	115	96
	BRIXMOR OPERATING PA 3.850% 2/01/25	120	117
	BROADCOM INC 4.750% 4/15/29	330	331
	BROOKFIELD FINANCE 3.900% 1/25/28	297	286
	BROOKFIELD FINANCE 4.700% 9/20/47	13	11
	BROOKFIELD FINANCE 4.850% 3/29/29	96	95
	BROWN & BROWN INC 2.375% 3/15/31	100	82
	BUNGE LTD FINANCE CO 2.750% 5/14/31	260	226
	BURLINGTN NORTH SANT 4.375% 9/01/42	130	120
	BURLINGTON NORTH SAN 6.150% 5/01/37	60	67
	CAIXABANK SA V-D 6.684% 9/13/27	255	261
	CAMPBELL SOUP CO 3.125% 4/24/50	66	46
	CANADIAN PAC RY CO 4.700% 5/01/48	217	197
	CANADIAN PACIFIC RR 5.750% 3/15/33	70	73
	CAPITAL ONE FIN V-D 6.312% 6/08/29	145	149
	CAPITAL ONE FINANCIA 3.300% 10/30/24	350	344
	CAPITAL ONE FINL V-D 4.927% 5/10/28	29	29
	CAPITAL ONE FINL V-D 4.985% 7/24/26	50	49
	CBS CORP 2.900% 1/15/27	105	97
	CELANESE US HLDS 6.050% 3/15/25	32	32
	CENTERPOINT ENER HOU 3.000% 2/01/27	91	87
	CGI INC 2.300% 9/14/31	200	164
	CHARTER COMM OPT LLC 3.500% 3/01/42	375	261
	CHARTER COMM OPT LLC 3.700% 4/01/51	130	85
	CHARTER COMM OPT LLC 5.375% 4/01/38	48	43

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
CHARTER COMM OPT LLC 6.384% 10/23/35	500	508
CHARTER COMM OPT LLC 6.834% 10/23/55	70	70
CIGNA CORP 3.400% 3/01/27	415	400
CINCINNATI FINL CORP 6.920% 5/15/28	50	54
CITIGROUP INC 4.450% 9/29/27	21	21
CLEVELAND ELECTRIC 5.950% 12/15/36	40	41
CMS ENERGY CORP 2.950% 2/15/27	39	37
COCA-COLA FEMSA SAB 1.850% 9/01/32	205	163
COMCAST CORP 2.887% 11/01/51	244	165
COMCAST CORP 2.937% 11/01/56	143	94
COMCAST CORP 3.200% 7/15/36	200	168
COMCAST CORP 3.400% 4/01/30	1,375	1,287
COMCAST CORP 3.900% 3/01/38	55	49
COMCAST CORP 4.250% 1/15/33	150	146
COMMONSPIRIT HEALTH 2.782% 10/01/30	545	473
COMMONWEALTH EDISON 3.650% 6/15/46	45	35
COMMONWEALTH EDISON 3.750% 8/15/47	70	56
CONSTELLATION ENERGY 6.500% 10/01/53	220	248
CONSTL ENRGY GEN LLC 5.800% 3/01/33	208	219
CONSUMERS ENERGY 4.625% 5/15/33	265	265
CONTL AIRLINES 2012- 4.000% 10/29/24	361	352
COOPERATIEVE V-A 5.564% 2/28/29	400	406
COREBRIDGE FIN INC 3.850% 4/05/29	105	99
COREBRIDGE FINANCIAL 3.650% 4/05/27	145	139
COREBRIDGE GLOB FUND 5.900% 9/19/28	180	185
CORPORATE OFFICE PRO 2.000% 1/15/29	90	75
CORPORATE OFFICE PRO 2.750% 4/15/31	362	293
CREDIT AGRI CONV V-D 6.316% 10/03/29	250	262
CREDIT SUISSE AG 7.950% 1/09/25	270	276
CREDIT SUISSE NEW YO 1.250% 8/07/26	355	322
CSL FINANCE PLC 3.850% 4/27/27	215	209
CSX CORP 6.000% 10/01/36	175	192
CVS HEALTH CORP 2.700% 8/21/40	500	357
DANSKE BANK V-A 6.466% 1/09/26	200	201
DDR CORP 3.625% 2/01/25	61	59
DELL INT LLC / EMC 4.900% 10/01/26	146	146
DELL INT LLC EMC 5.250% 2/01/28	146	150
DELL INTL L L C / EM 6.020% 6/15/26	121	124
DELTA AIR LINES 2015 3.625% 7/30/27	912	859

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
DELTA AIR LINES 2020 2.000% 6/10/28	48	43
DEUTSCHE BANK V-D 7.146% 7/13/27	245	254
DEUTSCHE BK CONV V-D 6.819% 11/20/29	190	200
DH EUROPE FINANCE II 3.250% 11/15/39	80	66
DISCOVERY COMMUNICAT 3.450% 3/15/25	120	117
DISCOVERY COMMUNICAT 5.200% 9/20/47	275	237
DOMINION ENERGY INC 3.375% 4/01/30	210	193
DOMINION RESOURCES 2.850% 8/15/26	76	72
DOWDUPONT INC 5.319% 11/15/38	100	103
DTE ELECT SEC II 6.090% 9/01/38	300	331
DTE ELECTRIC CO 5.400% 4/01/53	260	273
DTE ENERGY CO 1.050% 6/01/25	380	358
DUKE ENERGY CORP 2.650% 9/01/26	43	41
DUKE ENERGY CORP 6.100% 9/15/53	250	271
DUKE ENERGY FLA LLC 6.200% 11/15/53	180	206
DUKE ENERGY FLORIDA 3.800% 7/15/28	200	194
DUKE ENERGY OHIO INC 4.300% 2/01/49	60	51
DUKE ENERGY PROGRESS 2.900% 8/15/51	180	121
DUKE ENERGY PROGRESS 4.200% 8/15/45	130	111
EASTERN GAS TRAN 3.900% 11/15/49	206	152
EIDP INC 4.500% 5/15/26	226	225
ELEMENT FLEET MGMT 6.319% 12/04/28	180	186
ELEVANCE HEALTH INC 4.750% 2/15/33	143	143
EMERA US FINANCE LP 3.550% 6/15/26	70	67
EMERA US FINANCE LP 4.750% 6/15/46	150	123
ENABLE MIDSTREAM PAR 4.950% 5/15/28	55	55
ENBRIDGE INC 5.700% 3/08/33	180	187
ENERGY TRANSFER OPER 6.250% 4/15/49	209	216
ENERGY TRANSFER PART 5.500% 6/01/27	36	36
ENERGY TRANSFER PART 6.000% 6/15/48	268	270
ENTERGY LOUISIANA LL 2.400% 10/01/26	59	55
ENTERGY LOUISIANA LL 2.900% 3/15/51	140	93
ENTERGY LOUISIANA LL 3.050% 6/01/31	57	50
ENTERGY LOUISIANA LL 3.120% 9/01/27	40	38
ENTERGY MISSISSIPPI 3.850% 6/01/49	190	152
ENTERPRISE PRODUCTS 4.900% 5/15/46	180	172
EQUINIX INC 2.900% 11/18/26	305	290
ESSEX PORTFOLIO LP 1.650% 1/15/31	200	158
EVERGY INC 2.900% 9/15/29	235	213

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
EVERGY METRO INC 4.950% 4/15/33	284	284
EXELON CORP 5.100% 6/15/45	170	161
EXELON GENERATION CO 3.250% 6/01/25	340	330
EXELON GENERATION CO 6.250% 10/01/39	180	192
EXTRA SPACE STORAGE 2.400% 10/15/31	135	111
EXTRA SPACE STORAGE 4.000% 6/15/29	214	204
EXTRA SPACE STORAGE 5.900% 1/15/31	190	198
EXXON MOBIL CORPORAT 2.995% 8/16/39	400	321
FED CAISSES DESJARDI 5.700% 3/14/28	200	206
FISERV INC 4.400% 7/01/49	90	79
FLORIDA PWR & LT CO 5.300% 4/01/53	140	146
FORD FOUNDATION/THE 2.815% 6/01/70	90	57
FORD MOTOR CREDIT CO 2.900% 2/10/29	541	474
FORTIS INC 3.055% 10/04/26	155	147
GENERAL MILLS INC 4.950% 3/29/33	160	162
GENERAL MOTORS FINL 2.350% 1/08/31	157	130
GENERAL MOTORS FINL 2.700% 6/10/31	115	96
GENERAL MOTORS FINL 2.750% 6/20/25	360	346
GILEAD SCIENCES INC 2.600% 10/01/40	300	221
GLOBAL PAYMENTS INC 2.900% 5/15/30	67	59
GLOBAL PAYMENTS INC 2.900% 11/15/31	129	110
GLOBAL PAYMENTS INC 3.200% 8/15/29	186	169
GOLDMAN SACHS GP V-D 6.484% 10/24/29	250	265
GOLDMAN SACHS GROUP 3.800% 3/15/30	200	188
HACKENSACK MERIDIAN 2.675% 9/01/41	445	317
HACKENSACK MERIDIAN 2.875% 9/01/50	250	173
HALLIBURTON CO 4.850% 11/15/35	43	42
HALLIBURTON COMPANY 6.700% 9/15/38	50	58
HANOVER INSURANCE GR 2.500% 9/01/30	140	115
HARRIS CORPORATION 4.854% 4/27/35	40	39
HARTFORD FINL SVCS 4.300% 4/15/43	90	77
HCA INC 3.500% 7/15/51	92	65
HCA INC 5.125% 6/15/39	175	167
HCA INC 5.500% 6/01/33	220	223
HCA INC 5.500% 6/15/47	105	101
HCP INC 3.250% 7/15/26	350	337
HEALTH CARE REIT INC 6.500% 3/15/41	140	154
HEALTHPEAK PROPERTIE 2.125% 12/01/28	271	238
HF SINCLAIR CORP 5.875% 4/01/26	155	157

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
HIGH STREET FDG TR I 4.111% 2/15/28	149	141
HOME DEPOT INC 3.625% 4/15/52	170	138
HSBC HLDGS PLC CONV 7.350% 11/27/32	224	238
HSBC HLDGS PLC V-D 6.254% 3/09/34	250	266
HSBC HOLDINGS V-D 7.390% 11/03/28	430	460
IBM CORP 3.500% 5/15/29	1,350	1,287
ING GROEP CONV V-D 6.114% 9/11/34	242	254
ING GROEP NV 3.950% 3/29/27	200	193
INTEL CORP 4.875% 2/10/28	356	362
INTEL CORP 5.625% 2/10/43	18	19
INTEL CORP 5.700% 2/10/53	185	200
INTUIT INC 5.200% 9/15/33	230	241
INTUIT SR NT 5.500% 9/15/53	70	77
JBS USA LUX 6.750% 3/15/34	270	284
JERSEY CENTRAL PWR 6.150% 6/01/37	30	32
JM SMUCKER CO 6.200% 11/15/33	95	104
JM SMUCKER CO 6.500% 11/15/53	85	98
KANSAS CITY POWER & 4.200% 3/15/48	60	50
KBC GROUP V-S 6.324% 9/21/34	350	370
KELLOGG CO 5.250% 3/01/33	196	201
KEYCORP MTN V-D 4.789% 6/01/33	45	41
KINDER MORGAN INC/DE 5.050% 2/15/46	40	36
KLA CORP 3.300% 3/01/50	100	76
KRAFT HEINZ FOODS CO 4.375% 6/01/46	120	105
KRAFT HEINZ FOODS CO 4.625% 10/01/39	155	144
L3HARRIS TECH INC 5.400% 7/31/33	203	211
LASMO USA INC DTD 7.300% 11/15/27	70	75
LEAR CORP 2.600% 1/15/32	85	69
LEIDOS INC 5.750% 3/15/33	110	115
LLOYDS BANKING GROUP 4.375% 3/22/28	200	195
LLOYDS BANKING V-A 5.985% 8/07/27	229	233
LLOYDS TSB CONV V-S 3.511% 3/18/26	200	195
LOUISVILLE GAS & ELE 4.650% 11/15/43	100	87
LOWE'S COS INC 2.625% 4/01/31	230	201
LOWE'S COS INC 3.000% 10/15/50	225	153
LOWE'S COS INC 5.625% 4/15/53	124	130
LUBRIZOL CORP 6.500% 10/01/34	193	225
LYB INTL FINANCE BV 4.875% 3/15/44	170	157
MANULIFE FINL CORP 3.703% 3/16/32	310	291

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	MARSH & MCLENNAN COS 4.375% 3/15/29	325	323
	MARVELL TECHNOLOGY 5.750% 2/15/29	250	258
	MASCO CORP 2.000% 10/01/30	90	74
	MASCO CORP 6.500% 8/15/32	110	120
	MASS MUTUAL LIFE 5.672% 12/01/52	154	159
	MCDONALD'S CORP 4.200% 4/01/50	125	111
	MCDONALD'S CORP 4.700% 12/09/35	101	100
	MCDONALD'S CORP 6.300% 10/15/37	38	43
	MDC HOLDINGS INC 2.500% 1/15/31	66	54
	MEAD JOHNSON NUTRITI 4.600% 6/01/44	35	33
	MEMORIAL HEALTH SERV 3.447% 11/01/49	310	235
	MERCK & CO INC 5.000% 5/17/53	155	159
	MERCK & CO INC 5.150% 5/17/63	120	125
	MET LIFE GLOB MTN 3.300% 3/21/29	542	503
	META PLATFORMS INC 5.600% 5/15/53	235	255
	MICROSOFT CORP 3.041% 3/17/62	46	33
	MID-AMERICA APARTMEN 1.700% 2/15/31	160	130
	MIDAMERICAN ENERGY 5.850% 9/15/54	110	122
	MIDMICHIGAN HEALTH 3.409% 6/01/50	90	64
	MITSUBISHI UFJ FIN 2.048% 7/17/30	360	303
	MITSUBISHI UFJ FIN 3.751% 7/18/39	290	254
	MITSUBISHI UFJ V-A 5.422% 2/22/29	420	428
	MIZUHO FINANCIAL V-A 5.778% 7/06/29	425	437
	MIZUHO FINL GRP V-A 5.739% 5/27/31	280	288
	MOLSON COORS BREWING 4.200% 7/15/46	139	118
	MOODY'S CORPORATION 3.250% 5/20/50	210	154
*	MORGAN STANLEY 3.125% 7/27/26	500	479
*	MORGAN STANLEY V-D 5.164% 4/20/29	340	342
*	MORGAN STANLEY V-D 5.424% 7/21/34	60	61
*	MORGAN STANLEY V-D 5.449% 7/20/29	85	87
	MPLX LP 4.800% 2/15/29	139	138
	MUTUAL OMAHA GLOBAL 5.800% 7/27/26	200	204
	NASDAQ INC 5.550% 2/15/34	85	88
	NATIONAL RETAIL PROP 3.600% 12/15/26	62	59
	NATIONAL SECS CLEAR 5.000% 5/30/28	284	289
	NATIONWIDE V-D 6.557% 10/18/27	260	269
	NATL BANK OF CANADA 5.600% 12/18/28	285	292
	NATWEST GRP CONV V-A 7.472% 11/10/26	200	207
	NEVADA POWER CO 6.000% 3/15/54	110	121

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
NEXTERA ENERGY CAP 5.749% 9/01/25	430	434
NNN REIT INC 5.600% 10/15/33	150	155
NOMURA HOLDINGS INC 2.679% 7/16/30	200	170
NORDEA BANK ABP 5.375% 9/22/27	200	203
NORFOLK SOUTHERN COR 3.942% 11/01/47	151	126
NORFOLK SOUTHERN COR 4.837% 10/01/41	235	226
NORTHEASTERN UNIVERS 2.894% 10/01/50	400	281
NORTHERN STATE PWR- 6.200% 7/01/37	50	55
NORTHERN STATES PWR 5.100% 5/15/53	190	192
NORTHERN STS PWR CO 4.500% 6/01/52	217	199
NORTHROP GRUMMAN COR 5.250% 5/01/50	335	345
NUCOR CORP 2.979% 12/15/55	50	34
NUTRIEN LTD 4.125% 3/15/35	100	92
NVENT FINANCE SARL 4.550% 4/15/28	98	95
NXP BV / NXP FDG LLC 2.500% 5/11/31	300	255
NXP BV / NXP FDG LLC 3.250% 5/11/41	425	324
NXP BV/NXP FDG LLC 3.150% 5/01/27	350	332
OGLETHORPE POWER CRP 6.200% 12/01/53	303	325
OHIO POWER COMPANY 2.900% 10/01/51	240	163
ONCOR ELECTRIC DELIV 3.100% 9/15/49	215	154
ORACLE CORP 1.650% 3/25/26	300	280
ORACLE CORP 3.850% 7/15/36	267	233
ORACLE CORP 3.950% 3/25/51	174	136
ORACLE CORP 4.000% 7/15/46	120	96
ORACLE CORP 4.900% 2/06/33	220	219
ORACLE CORP 5.550% 2/06/53	160	160
OTIS WORLDWIDE CORP 2.565% 2/15/30	200	178
OTIS WORLDWIDE CORP 5.250% 8/16/28	250	257
PACIFIC GAS & ELEC 2.950% 3/01/26	105	99
PACIFIC GAS & ELEC 6.750% 1/15/53	10	11
PACIFIC GAS & ELECTR 3.750% 8/15/42	50	37
PACIFIC GAS & ELECTR 4.300% 3/15/45	85	67
PACIFIC GAS & ELECTR 4.450% 4/15/42	200	161
PACIFIC GAS AND ELEC 3.450% 7/01/25	170	165
PACIFIC GAS&ELEC 6.400% 6/15/33	160	168
PECO ENERGY CO 2.800% 6/15/50	100	67
PENSKE TRUCK LEASING 5.700% 2/01/28	276	282
PENSKE TRUCK LEASING 5.875% 11/15/27	132	135
PEPPERDINE UNIV 3.301% 12/01/59	150	103

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	PFIZER INVT ENTERPRI 5.300% 5/19/53	360	368
	PG&E RECOV FND 5.536% 7/15/47	180	186
	PG&E WILDFIRE RECOV 4.263% 6/01/38	125	118
	PG&E WILDFIRE RECOV 5.099% 6/01/54	150	150
	PG&E WILDFIRE RECOV 5.212% 12/01/49	80	80
	PHILLIPS 66 4.900% 10/01/46	50	47
	PHILLIPS 66 5.300% 6/30/33	180	185
	PHILLIPS 66 CO 3.150% 12/15/29	105	96
	PHILLIPS 66 CO 3.550% 10/01/26	15	14
	PHYSICIANS REALTY LP 2.625% 11/01/31	140	115
	PIEDMONT HEALTHCARE 2.864% 1/01/52	245	163
	PIONEER NATURAL RESO 1.900% 8/15/30	230	195
	PNC FINANCIAL 5.068% 1/24/34	253	248
	PNC FINANCIAL V-D 5.582% 6/12/29	279	285
	PNC FINANCIAL V-D 5.939% 8/18/34	255	265
	PPL ELECTRIC UTI 5.250% 5/15/53	160	165
	PRECISION CASTPARTS 3.900% 1/15/43	250	217
	PRECISION CASTPARTS 4.375% 6/15/45	80	72
*	PRINCIPAL FINANCIAL 3.700% 5/15/29	105	99
	PROGRESS ENERGY INC 7.000% 10/30/31	50	56
	PROLOGIS LP 2.875% 11/15/29	90	82
	PROV ST JOSEPH HLTH 2.746% 10/01/26	28	26
	PSI ENERGY INC 6.120% 10/15/35	50	53
	PUBLIC SERVICE COLOR 3.550% 6/15/46	27	20
	PUBLIC SERVICE ENTER 2.875% 6/15/24	400	395
	PUBLIC STORAGE 1.950% 11/09/28	124	111
	PUBLIC STORAGE 2.250% 11/09/31	104	89
	QUALCOMM INC 4.500% 5/20/52	115	107
	QUANTA SERVICES INC 2.350% 1/15/32	200	166
	REALTY INCOME CORP 1.800% 3/15/33	145	113
	REALTY INCOME CORP 4.850% 3/15/30	200	201
	REGENCY CENTERS LP 2.950% 9/15/29	180	161
	REGENCY CENTERS LP 4.125% 3/15/28	200	192
	REGENERON PHARMACEUT 1.750% 9/15/30	290	238
	REPUBLIC SERVICES 5.000% 4/01/34	80	82
	ROGERS COMM INC 4.550% 3/15/52	140	122
	ROPER TECHNOLOGIES 2.000% 6/30/30	130	110
	ROYAL BK SCOTLND GRP 4.800% 4/05/26	200	198
	RTX CORPORATION	105	83

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
RTX CORPORATION 2.375% 3/15/32	273	228
RTX CORPORATION 4.350% 4/15/47	17	15
RTX CORPORATION 5.150% 2/27/33	154	157
RYDER SYSTEM INC 1.750% 9/01/26	271	250
S&P GLOBAL INC 2.900% 3/01/32	151	135
SABINE PASS LIQUEFAC 4.500% 5/15/30	220	215
SABRA HEALTH CARE LP 3.200% 12/01/31	230	188
SAFEHOLD OPERATING 2.800% 6/15/31	245	201
SAN DIEGO G & E 2.950% 8/15/51	195	137
SAN DIEGO G & E 6.125% 9/15/37	80	85
SANTANDER CONV V-D 6.534% 1/10/29	350	362
SANTANDER CONV V-D 6.833% 11/21/26	200	204
SCE RECOVERY FUNDING 4.697% 6/15/40	173	171
SHELL INTERNATIONAL 5.500% 3/25/40	165	176
SIGECO SECURITIZ 5.026% 11/15/38	174	175
SOUTHERN CAL EDISON 3.650% 3/01/28	100	96
SOUTHERN CAL EDISON 4.050% 3/15/42	150	126
SOUTHERN CAL EDISON 4.125% 3/01/48	140	118
SOUTHERN CAL EDISON 5.700% 3/01/53	80	84
SOUTHERN CAL EDISON 5.875% 12/01/53	201	216
SOUTHERN CALIF EDISO 5.550% 1/15/36	100	102
SOUTHERN CO 3.250% 7/01/26	400	386
SOUTHERN CO 5.700% 3/15/34	140	147
SOUTHERN CO GAS CAP 5.750% 9/15/33	170	179
SOUTHERN CO GAS CAPI 3.150% 9/30/51	165	111
SOUTHERN CO GAS CAPI 3.950% 10/01/46	26	20
SOUTHERN POWER CO 5.150% 9/15/41	70	66
SOUTHWEST GAS CORP 3.800% 9/29/46	49	37
SOUTHWESTERN PUBLIC 4.500% 8/15/41	30	27
SPIRIT AIR 2017-1 PT 3.375% 2/15/30	54	47
SPRINT CAP CORP 6.875% 11/15/28	105	114
SPRINT CORP 7.625% 3/01/26	71	74
STANDARD CHARTERED 6.187% 7/06/27	200	203
STARBUCKS CORP 4.800% 2/15/33	310	317
STEEL DYNAMICS INC 1.650% 10/15/27	101	90
SUMITOMO MITSUI FIN 5.520% 1/13/28	385	394
SUMITOMO MITSUI FIN 5.710% 1/13/30	385	400
SUNOCO LOGISTICS PAR 3.900% 7/15/26	350	340
SWEDBANK AB SR 6.136% 9/12/26	260	265

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
TAKEDA PHARMACEUTICA 3.025% 7/09/40	315	242
TAKEDA PHARMACEUTICA 3.175% 7/09/50	200	143
TAMPA ELECTRIC CO 4.450% 6/15/49	225	193
TEXAS HEALTH RESOURC 2.328% 11/15/50	200	121
TEXAS INSTRUMENTS 5.050% 5/18/63	192	197
THERMO FISHER SCIENT 2.000% 10/15/31	90	76
TIME WARNER CABLE IN 5.500% 9/01/41	200	173
TIME WARNER CABLE IN 5.875% 11/15/40	250	226
T-MOBILE USA INC 3.375% 4/15/29	350	325
T-MOBILE USA INC 5.050% 7/15/33	490	494
TOLEDO EDISON COMPAN 6.150% 5/15/37	50	54
TORONTO DOM MTN CONV 5.523% 7/17/28	145	149
TOTAL CAPITAL INTL 2.986% 6/29/41	780	606
TRANE TECH FIN LTD 5.250% 3/03/33	130	135
TRANS-CANADA PIPELIN 6.200% 10/15/37	60	64
TRUIST FIN MTN V-D 5.122% 1/26/34	130	126
TRUIST FIN MTN V-D 6.047% 6/08/27	150	153
TRUIST FIN MTN V-D 7.161% 10/30/29	205	221
TUCSON ELECTRIC POWE 4.850% 12/01/48	125	113
UDR INC 2.100% 8/01/32	250	196
UDR INC 2.950% 9/01/26	32	30
UNION CARBIDE CORP 7.750% 10/01/96	110	138
UNION ELEC CO 5.450% 3/15/53	170	175
UNITED AIR 2013-1 A 4.300% 2/15/27	138	134
UNITED AIR 2016-1 AA 3.100% 7/07/28	137	125
UNITED AIR 2016-1 B 3.650% 1/07/26	43	41
UNITED AIR 2016-2 A 3.100% 10/07/28	241	210
UNITED AIR 2018-1 A 3.700% 3/01/30	338	295
UNITED AIR 2018-1 AA 3.500% 3/01/30	100	91
UNITED AIR 2018-1 B 4.600% 3/01/26	108	103
UNITED AIR 2019-1 A 4.550% 8/25/31	218	194
UNITED AIR 2019-1 AA 4.150% 8/25/31	204	188
UNITED AIR 2020-1 A 5.875% 10/15/27	278	281
UNITEDHEALTH GROUP 3.250% 5/15/51	200	151
UNITEDHEALTH GRP INC 5.875% 2/15/53	105	119
UNIV OF SOUTHERN CAL 3.226% 10/01/20	200	124
US BANCORP V-D 5.727% 10/21/26	128	129
VALERO ENERGY CORP 2.150% 9/15/27	134	122
VALERO ENERGY CORP 7.500% 4/15/32	21	24

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	VENTAS REALTY LP 3.250% 10/15/26	25	24
	VERISK ANALYTICS INC 3.625% 5/15/50	200	151
	VERISK ANALYTICS INC 5.750% 4/01/33	170	182
	VERIZON COMM INC 5.050% 5/09/33	360	367
	VERIZON COMMUNICATIO 3.550% 3/22/51	200	154
	VIRGINIA EL&PWR 5.700% 8/15/53	300	318
	VIRGINIA ELEC & POWE 3.800% 9/15/47	50	40
	VMWARE INC 1.400% 8/15/26	680	622
	VR BANCO SANTANDER 1.722% 9/14/27	200	181
	VR BANK OF AMERICA 1.734% 7/22/27	450	412
	VR BANK OF AMERICA 1.898% 7/23/31	160	131
	VR BANK OF AMERICA 2.087% 6/14/29	219	193
	VR BANK OF AMERICA 2.572% 10/20/32	345	286
	VR BANK OF AMERICA 2.676% 6/19/41	675	483
	VR BANK OF AMERICA 3.311% 4/22/42	151	118
	VR BANK OF AMERICA 3.970% 3/05/29	81	77
	VR BANK OF AMERICA 3.974% 2/07/30	1,845	1,746
	VR BANK OF MONTREAL 3.803% 12/15/32	67	62
	VR BARCLAYS PLC 2.894% 11/24/32	200	164
	VR CAPITAL ONE FINAN 1.878% 11/02/27	34	31
	VR CITIGROUP INC 1.122% 1/28/27	500	460
	VR CITIGROUP INC 2.520% 11/03/32	385	317
	VR CITIGROUP INC 3.057% 1/25/33	133	113
	VR CITIGROUP INC 3.668% 7/24/28	290	276
	VR CITIGROUP INC 3.878% 1/24/39	50	43
	VR CITIGROUP INC 4.412% 3/31/31	2,520	2,410
	VR DEUTSCHE BANK NY 2.129% 11/24/26	220	206
	VR GOLDMAN SACHS GRO 1.948% 10/21/27	61	56
	VR GOLDMAN SACHS GRO 1.992% 1/27/32	400	323
	VR GOLDMAN SACHS GRO 2.383% 7/21/32	290	238
	VR GOLDMAN SACHS GRO 2.640% 2/24/28	234	217
	VR GOLDMAN SACHS GRO 3.691% 6/05/28	639	611
	VR HSBC HOLDINGS PLC 2.206% 8/17/29	220	192
	VR HSBC HOLDINGS PLC 2.357% 8/18/31	320	265
*	VR JPMORGAN CHASE & 4.005% 4/23/29	2,485	2,391
*	VR JPMORGAN CHASE & 4.203% 7/23/29	600	583
	VR LLOYDS BANKING GR 2.438% 2/05/26	300	289
	VR MITSUBISHI UFJ FI 1.538% 7/20/27	310	283
	VR MIZUHO FINANCIAL 1.234% 5/22/27	284	259

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
*	VR MORGAN STANLEY 1.794% 2/13/32	470	375
*	VR MORGAN STANLEY 2.475% 1/21/28	211	196
*	VR MORGAN STANLEY 3.622% 4/01/31	200	184
*	VR MORGAN STANLEY 4.431% 1/23/30	137	133
*	VR MORGAN STANLEY 4.457% 4/22/39	135	125
	VR NORTHERN TRUST CO 3.375% 5/08/32	38	35
	VR ROYAL BK SCOTLND 3.754% 11/01/29	236	230
	VR ROYAL BK SCOTLND 4.445% 5/08/30	235	225
	VR ROYAL BK SCOTLND 5.076% 1/27/30	200	197
	VR SANTANDER UK GROU 1.673% 6/14/27	270	245
	VR WESTPAC BANKING 2.894% 2/04/30	250	241
	VR WESTPAC BANKING 4.322% 11/23/31	120	115
	WARNERMEDIA HLDG 5.141% 3/15/52	127	109
	WASTE MANAGEMENT INC 4.150% 4/15/32	163	159
	WELLS FARGO & COMPAN 4.300% 7/22/27	148	145
	WELLS FARGO & COMPAN 4.900% 11/17/45	67	61
	WELLS FARGO CO 5.557% 7/25/34	220	224
	WELLS FARGO CO V-D 5.574% 7/25/29	650	664
	WELLS FARGO CO V-D 6.491% 10/23/34	335	365
	WELLTOWER INC 4.250% 4/01/26	100	98
	WESTPAC BANKING CORP 3.133% 11/18/41	175	122
	WESTPAC NZ LTD 4.902% 2/15/28	390	389
	WILLIAMS COS INC 5.650% 3/15/33	140	146
	WISCONSIN ENERGY COR 3.550% 6/15/25	29	28
	WORKDAY INC 3.500% 4/01/27	225	218
	WP CAREY INC 2.450% 2/01/32	180	146
	WP CAREY INC 4.250% 10/01/26	300	293
	WW GRAINGER INC 4.600% 6/15/45	91	87
	XCEL ENERGY INC 3.400% 6/01/30	200	185
	YALE-NEW HAVEN HLTH 2.496% 7/01/50	210	130
	ZOETIS INC 2.000% 5/15/30	190	164
	Total Corporate Debt Instruments		$108,503

	Common Stocks
	ACADEMY SPORTS & OUTDOORS INC	34	2,235
	ACCO BRANDS CORP	192	1,165
	ACI WORLDWIDE INC	84	2,576
	ADOBE INC	14	8,288

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	AERCAP HOLDINGS NV	136	10,122
	AGCO CORP COM	18	2,196
	AIR LEASE CORP	49	2,046
	AIR PRODS & CHEMS INC COM	62	16,852
	ALASKA AIR GROUP INC	105	4,096
	ALEXANDER & BALDWIN INC	69	1,311
	ALLEGRO MICROSYSTEMS INC	19	566
	ALLIANT ENERGY CORPORATION	42	2,136
	ALLSTATE CORP	46	6,477
	ALPHABET INC CL C	196	27,602
	ALTRIA GROUP INC	242	9,768
	AMDOCS LIMITED COM	12	1,047
*	AMERICAN EXPRESS CO	4,273	800,457
	AMERICAN TOWER CORP	65	13,987
	AMERICAN WOODMARK CORP COM	25	2,314
	AMERICOLD REALTY TRUST INC REIT	76	2,306
	AMKOR TECHNOLOGIES INC COM	39	1,294
	AMPHENOL CORP CL A	161	15,945
	APPLE INC	152	29,318
	ARAMARK	70	1,966
	ASCENDIS PHARMA A/S-ADR	16	2,015
	ASPEN TECHNOLOGY INC	4	947
	ASSURED GUARANTY LTD USD 1.0	24	1,788
	ASTRAZENECA PLC ADR	47	3,191
	AT & T INC	472	7,915
	ATLANTIC UNION BANKSHARES CORP	65	2,372
	ATRICURE INC	35	1,260
	AUTOLIV INC COM	33	3,587
	AVANTOR INC	99	2,253
	AVIENT CORP	28	1,164
	AXALTA COATING SYSTEMS LTD	134	4,554
	AXON ENTERPRISE INC	6	1,550
	AZEK CO INC/THE	37	1,396
	BANK OF AMERICA CORP	137	4,625
	BAXTER INTL INC	137	5,284
	BELDEN INC	25	1,894
	BENTLEY SYSTEMS INC	42	2,192
*	BERKSHIRE HATHAWAY INC.	85	30,122
	BJ'S WHOLESALE CLUB HOLDINGS	50	3,355

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
*	BLACKROCK INC	26	21,301
	BLUE OWL CAPITAL INC CL A	149	2,222
	BOISE CASCADE CO	13	1,732
	BOOT BARN HOLDINGS INC	20	1,535
	BP PLC - ADR	260	9,212
	BRADY CORP	37	2,189
	BREAD FINANCIAL HOLDINGS INC	57	1,875
	BRIGHTVIEW HOLDINGS INC	70	586
	BRISTOL MYERS SQUIBB CO	106	5,423
	BRP GROUP INC	54	1,299
	BRUNSWICK CORP	15	1,451
	BUMBLE INC	61	899
	CACI INTL INC FORMERLY CACI INC TO	3	1,118
	CACTUS INC	31	1,385
	CADENCE BANK	57	1,681
	CANADIAN NAT RES LTD	74	4,824
	CARLISLE COS INC	4	1,094
	CCC INTELLIGENT SOLUTIONS HLD	92	1,048
	CENTERSPACE	24	1,392
	CENTURY COMMUNITIES INC	20	1,821
	CHART INDUSTRIES INC	28	3,765
	CHEMED CORP NEW	3	1,754
	CHESAPEAKE ENERGY CORP	20	1,555
	CHEVRON CORP	133	19,827
	CHORD ENERGY CORPORATION	30	5,006
	CINCINNATI FINANCIAL CORP	93	9,648
	CISCO SYSTEMS INC	273	13,801
	CITIGROUP INC.	342	17,600
	CLEARWATER ANALYTICS HLDGS INC	90	1,801
	COGENT COMMUNICATIONS HOLDINGS,INC	14	1,055
	COLLIERS INTERNATIONAL GROUP	16	2,022
	COMCAST CORP CLASS A	239	10,476
	CONAGRA BRANDS INC	233	6,674
	CONOCOPHILLIPS	56	6,446
	COOPER COS INC COM NEW	5	1,822
	COPT DEFENSE PROPERTIES REIT	82	2,114
	CROWN CASTLE INC REIT	108	12,439
	CROWN HLDGS INC	49	4,552
	CTS CORP	40	1,731

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
CULLEN FROST BANKERS INC COM	21	2,269
CVS HEALTH CORPORATION	176	13,878
CYBER-ARK SOFTWARE LTD/ISRAE	10	2,125
DANAHER CORP	90	20,905
DECKERS OUTDOOR CORP	2	1,003
DELTA AIR LINES INC	209	8,400
DENTSPLY SIRONA INC	153	5,439
DEVON ENERGY CORPORATION	79	3,563
DIAGEO PLC - ADR	88	12,861
DIAMONDBACK ENERGY INC	14	2,200
DIGITALBRIDGE GROUP INC CL A REIT	128	2,239
DOLLAR GENERAL CORP	68	9,305
DOMINION ENERGY INC	216	10,150
DOMINOS PIZZA INC	5	2,183
DRIVEN BRANDS HOLDINGS INC	69	985
EAGLE MATLS INC	6	1,116
EASTERN BANKSHARES INC	86	1,215
ECOLAB INC	66	13,028
ECOVYST INC	226	2,207
EDISON INTL COM	96	6,857
ELASTIC NV	15	1,657
ELEMENT SOLUTIONS INC	123	2,840
EMCOR GROUP INC COM	9	1,939
ENCOMPASS HEALTH CORP	40	2,669
ENCORE WIRE CORP	11	2,377
EPLUS INC	28	2,257
ESAB CORP	26	2,226
EUROPEAN WAX CENTER INC	65	889
EXELIXIS INC	153	3,682
EXPONENT INC	15	1,321
FASTENAL CO	238	15,446
FEDEX CORPORATION	25	6,230
FIDELITY NATL INFORMATION SVCS INC	237	14,209
FIRST CTZNS BANCSHARES INC CL A	2	2,265
FIRST INTERSTATE BANCSYSTEM IN	20	627
FIRSTENERGY CORP COM	159	5,828
FISERV INC	65	8,612
FIVE BELOW INC	13	2,837
FLOOR & DECOR HOLDINGS INC	12	1,361

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FLYWIRE CORP	22	509
FMC CORP COM NEW	139	8,786
FORTUNE BRANDS INNOVATIONS INC	28	2,117
FULLER H B CO	23	1,882
GARTNER INC	31	13,914
GENERAC HOLDINGS INC	6	771
GENERAL MOTORS CO	256	9,184
GFL ENVIRONMENTAL INC-SUB VT	94	3,244
GLACIER BANCORP INC MONTANA	39	1,603
GLOBAL PMTS INC W/I	83	10,496
GLOBAL-E ONLINE LTD	37	1,454
GOODYEAR TIRE & RUBR CO	131	1,873
GSK PLC SPONS ADR	180	6,673
HAEMONETICS CORP MASS	14	1,173
HAMILTON LANE INC	19	2,155
HANCOCK WHITNEY CORP	40	1,923
HASHICORP INC	43	1,014
HEALTHEQUITY INC	16	1,034
HENRY JACK & ASSOC INC COM	7	1,062
HEXCEL CORP NEW COM	61	4,534
HOST HOTELS & RESORTS, INC.	78	1,512
HOULIHAN LOKEY INC	15	1,739
HOWARD HUGHES HOLDINGS INC	51	4,365
HUBBELL INCORPORATED	7	2,347
HURON CONSULTING GROUP INC	14	1,409
IAC INC	22	1,126
ICU MED INC COM	14	1,426
IDACORP INC	22	2,128
INDEPENDENCE REALTY TRUST INC	113	1,730
INGREDION INC	41	4,417
INSULET CORP	4	890
INTEGER HOLDINGS CORP	23	2,235
INTEGRA LIFESCIENCES HOLDING	56	2,450
INTEGRAL AD SCIENCE HOLDING CO	83	1,190
INTERCONTINENTAL EXCHANGE, INC	57	7,306
INTERNATIONAL BANCSHARES CRP	25	1,367
INTERNATIONAL GENERAL INSURANC	117	1,501
INTRA-CELLULAR THERAPIES INC	25	1,755
INTUIT COM	30	19,039

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	ITT INC	10	1,157
	J & J SNACK FOODS CORP	12	2,016
	JANUS INTERNATIONAL GROUP INC	110	1,438
	JAZZ PHARMACEUTICALS PLC	43	5,323
	JFROG LTD	49	1,679
	JOHNSON & JOHNSON	153	23,981
*	JPMORGAN CHASE & CO	53	9,055
	KEMPER CORP	50	2,431
	KENVUE INC	157	3,370
	KIMCO REALTY CORP REIT	98	2,097
	KNIGHT-SWIFT TRANSPORTATION	15	883
	KONTOOR BRANDS INC	43	2,689
	KROGER CO	278	12,708
	KRYSTAL BIOTECH INC	12	1,464
	LEGEND BIOTECH CORP-ADR	24	1,420
	LEONARDO DRS INC	19	371
	LINDE PLC	35	14,500
	LITHIA MOTORS INC CL A COM	21	7,021
	LITTELFUSE INC COM	8	2,214
	LOWES COS INC	87	19,403
	LXP INDUSTRIAL TRUST REIT	122	1,211
	MACOM TECHNOLOGY SOLUTIONS H	14	1,285
	MAGNA INTL INC CL A	50	2,970
	MARSH & MCLENNAN COS INC	34	6,399
	MASONITE INTERNATIONAL CORP	14	1,149
	MASTERCARD INC	42	17,957
	MATADOR RESOURCES CO	33	1,899
	MATIV HOLDINGS INC	147	2,253
	MEDTRONIC PLC	66	5,418
	MERCK & CO INC NEW	162	17,625
	MERCURY SYSTEMS INC	59	2,150
	META PLATFORMS INC CL A	15	5,247
	MICRON TECHNOLOGY INC	48	4,109
	MICROSOFT CORP	122	45,580
	MIDDLEBY CORP	14	2,073
	MONRO INC	52	1,511
	MOOG INC CL A	15	2,154
	MOONLAKE IMMUNOTHERAPEUTICS CL A	25	1,486
	NATIONAL STORAGE AFFILIATES TR	43	1,762

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
NESTLE S.A. REGISTERED SHARES - ADR	91	10,507
NETSTREIT CORP	82	1,455
NEW YORK CMNTY BANCORP INC	484	4,953
NEWMONT CORP	114	4,708
NICE LTD - SPON ADR	7	1,397
NINTENDO CO., LTD. - ADR	857	11,138
NMI HOLDINGS INC	52	1,548
NORFOLK SOUTHERN CORP	87	20,576
NORTHERN OIL AND GAS INC	73	2,719
NORTHROP GRUMMAN CORP	32	14,829
NORTHWESTERN ENERGY GROUP INC	20	1,009
NRG ENERGY INC	179	9,261
ONE GAS INC	21	1,329
ONTO INNOVATION INC	9	1,376
ORGANON & CO	169	2,436
OXFORD INDS INC	15	1,531
PARAGON 28 INC	64	796
PAYCHEX INC	121	14,387
PAYLOCITY HOLDING CORP	11	1,813
PAYPAL HOLDINGS INC	92	5,625
PEBBLEBROOK HOTEL TRUST	119	1,899
PERFICIENT INC	27	1,796
PERFORMANCE FOOD GROUP CO	23	1,563
PFIZER INC	136	3,924
PHILIP MORRIS INTERNATIONAL IN	205	19,244
PHILIPS ELECTRONICS - NY SHR ADR	246	5,733
PHILLIPS EDISON & CO INC	37	1,352
PHREESIA INC	34	792
PIPER SANDLER COS	13	2,339
PJT PARTNERS INC	12	1,172
POOL CORPORATION	2	598
PORTLAND GEN ELEC CO	37	1,622
POST HOLDINGS INC	18	1,562
POTLATCHDELTIC CORP	61	3,008
POWERSCHOOL HOLDINGS INC	97	2,292
PREMIER INC	46	1,036
PRESTIGE CONSUMER HEALTHCARE	17	1,019
PROASSURANCE CORPORATION	162	2,237
PROGRESS SOFTWARE CORP	38	2,085

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	PROGRESSIVE CORP OHIO	99	15,752
	QUIDELORTHO CORP	8	588
	RAMBUS INC DEL COM	26	1,781
	RAPT THERAPEUTICS INC	26	634
	REGAL REXNORD CORP	13	1,850
	REINSURANCE GROUP AMER CLASS A NEW	14	2,227
	RENAISSANCERE HOLDINGS COM	18	3,650
	REXFORD INDUSTRIAL REALTY INC	40	2,247
	ROYAL DUTCH SHELL PLC ADR	123	8,063
	RPM INTERNATIONAL INC	9	1,016
	RYDER SYS INC	15	1,711
	S&P GLOBAL INC	34	14,897
	SAIA INC	2	1,008
*	SCHWAB CHARLES CORP NEW	330	22,723
	SEACOAST BANKING CORP/FL	135	3,824
	SEALED AIR CORP COM	46	1,673
	SHARKNINJA INC	22	1,131
	SHOCKWAVE MEDICAL INC	7	1,400
	SHUTTERSTOCK INC	42	2,028
	SIRIUSPOINT LTD	140	1,619
	SITIO ROYALTIES CORP CL A	101	2,380
	SMARTSHEET INC	41	1,937
	SONOS INC	135	2,322
	SPECTRUM BRANDS HLDGS INC NEW	25	2,008
	SPROUT SOCIAL INC	13	780
	STARBUCKS CORP COM	174	16,699
	STERLING CHECK CORP	153	2,127
	STEVANATO GROUP SPA	43	1,160
	SUMMIT MATERIALS INC	58	2,219
	SYNAPTICS INC	19	2,168
	SYNOVUS FINANCIAL CORP	40	1,518
	TARGET CORP	29	4,099
	TELEFLEX INC	4	1,122
	TERADYNE INC	59	6,331
	TETRA TECH INC NEW	10	1,669
	TEXAS INSTRUMENTS INC	123	21,003
	TEXAS ROADHOUSE, INC COMMON STOCK	19	2,263
	THERMO FISHER SCIENTIFIC INC	40	21,242
	THERMON GROUP HOLDINGS INC	10	321

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	TIMKEN CO	28	2,207
	TJX COMPANIES INC	160	14,989
	T-MOBILE US INC	107	17,207
	TOPGOLF CALLAWAY BRANDS CORP	62	883
	TPG INC	33	1,438
	TRI POINTE HOMES INC	57	2,024
	TRIMAS CORP	95	2,394
	TYSON FOODS INC CL A DEL	136	7,291
	UGI CORP NEW COM	110	2,700
	UNIFIRST CORP MASS	5	979
	UNITED PARCEL SERVICE-CL B	94	14,851
	UNIVERSAL DISPLAY CORP	9	1,626
	URBAN EDGE PROPERTIES-W/I	87	1,598
	US FOODS HOLDING CORP	34	1,534
	VAIL RESORTS INC COM	5	1,089
	VERADIGM INC	99	1,037
	VERISK ANALYTICS INC	56	13,354
	VERIZON COMMUNICATIONS	232	8,764
	VERTIV HOLDINGS LLC CL A	23	1,114
	VESTIS CORPORATION	121	2,563
	VIATRIS INC	275	2,977
	VISA INC-CLASS A SHRS	103	26,690
	VISTEON CORP/NEW	23	2,908
	VONTIER CORP	171	5,892
	WALT DISNEY CO	92	8,279
	WARBY PARKER INC	35	487
	WEATHERFORD INTL LTD	12	1,157
	WEBSTER FINL CORP WATERBURY CONN	37	1,880
	WELLS FARGO & CO	126	6,192
	WESTROCK CO	53	2,192
	WEX INC	7	1,440
	WHITE MTNS INS GROUP	1	1,561
*	WILLIS TOWERS WATSON PUB LTDCO	29	6,881
	WILLSCOT MOBILE MINI HOLDINGS	23	1,001
	WINTRUST FINL CORP	23	2,178
	WNS HOLDINGS LTD ADR	50	3,133
	WORKIVA INC	20	2,010
	WYNDHAM HOTELS & RESORTS INC	24	1,967
	XENON PHARMACEUTICALS INC	23	1,036

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
XPO INC	19	1,684
XYLEM INC/NY	95	10,898
ZOETIS INC	79	15,504
Total Common Stocks		$2,371,145

U.S. Government and Agency Obligations
FHLMC PL #841090 5.118% 10/01/46	205	209
FHLMC PL #QA9122 2.500% 5/01/50	666	574
FHLMC PL #QC3244 3.000% 6/01/51	755	669
FHLMC PL #QN1779 2.500% 3/01/35	215	199
FHLMC PL #RA5276 2.500% 5/01/51	783	672
FHLMC PL #RA7937 5.000% 9/01/52	636	630
FHLMC PL #SB0307 2.500% 2/01/35	291	271
FHLMC PL #SD1100 2.500% 5/01/52	255	220
FHLMC PL #SD1217 2.000% 3/01/52	389	322
FHLMC PL #SD1658 2.500% 4/01/52	1,799	1,531
FHLMC PL #SD3283 5.000% 5/01/53	369	369
FHLMC PL #SD3567 4.500% 5/01/53	1,961	1,901
FHLMC PL #SD8205 2.500% 4/01/52	1,361	1,158
FHLMC PL #SD8219 2.500% 6/01/52	1,441	1,226
FHLMC PL #SD8265 4.000% 11/01/52	1,997	1,888
FHLMC PL #WA1626 3.450% 8/01/32	1,004	932
FHLMC PL #WN3233 3.190% 7/01/33	1,500	1,363
FHLMC POOL #G60722 3.000% 10/01/46	304	277
FHLMC POOL #J36413 3.000% 2/01/32	701	671
FHLMC POOL #Q42018 3.500% 7/01/46	164	153
FHLMC POOL #QD0878 2.500% 11/01/51	1,285	1,108
FHLMC POOL #RB5039 3.500% 3/01/40	1,082	1,036
FHLMC POOL #SB0378 3.500% 4/01/34	419	412
FHLMC POOL #SD0397 2.500% 7/01/50	1,180	1,022
FHLMC POOL #SD8037 2.500% 1/01/50	1,087	933
FHLMC POOL #SD8194 2.500% 1/01/52	2,331	1,984
FHLMC POOL #ZA5297 4.000% 3/01/48	197	190
FHLMC POOL #ZM0724 4.000% 1/01/46	646	622
FHLMC POOL #ZM6956 4.500% 6/01/48	644	636
FHLMC POOL #ZS4735 3.500% 9/01/47	300	278
FNMA #BM6347 V-M 5.394% 2/01/41	229	236
FNMA PL #AM6760 3.570% 10/01/29	621	597

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA PL #AM6828 3.530% 10/01/29	423	405
FNMA PL #BF0655 3.500% 6/01/62	1,199	1,082
FNMA PL #BF0669 4.000% 6/01/52	992	933
FNMA PL #BL2313 3.360% 5/01/34	462	423
FNMA PL #BM6734 4.000% 8/01/59	904	859
FNMA PL #BM7037 V-M 1.754% 3/01/32	899	728
FNMA PL #BM7075 3.000% 3/01/61	1,126	992
FNMA PL #BS2933 1.820% 9/01/33	1,130	894
FNMA PL #BS3634 1.770% 11/01/31	1,000	818
FNMA PL #BS4030 1.960% 1/01/32	1,200	1,006
FNMA PL #BS4375 2.110% 1/01/32	1,000	846
FNMA PL #BS4525 1.940% 1/01/32	1,000	827
FNMA PL #BS4563 2.010% 1/01/32	1,000	837
FNMA PL #BS4650 2.020% 1/01/32	1,500	1,259
FNMA PL #BS4654 2.390% 3/01/32	871	752
FNMA PL #BS4793 2.440% 2/01/34	1,146	964
FNMA PL #BS6258 3.700% 8/01/32	900	849
FNMA PL #BS6339 3.800% 9/01/32	673	639
FNMA PL #BS6742 3.585% 11/01/29	1,307	1,251
FNMA PL #BS7415 4.840% 1/01/33	1,500	1,540
FNMA PL #BS7576 4.860% 12/01/27	486	493
FNMA PL #BS7661 5.020% 12/01/30	1,279	1,317
FNMA PL #BS7966 5.010% 8/01/33	984	1,017
FNMA PL #BS7992 4.630% 9/01/29	1,960	1,980
FNMA PL #BS8252 4.360% 4/01/30	874	870
FNMA PL #BV5578 3.000% 5/01/52	1,416	1,253
FNMA PL #BW6304 5.000% 8/01/52	297	299
FNMA PL #BW6309 5.000% 8/01/52	308	305
FNMA PL #BW9918 5.000% 10/01/52	295	294
FNMA PL #BX0426 5.500% 11/01/52	649	657
FNMA PL #BY4714 5.000% 6/01/53	1,486	1,470
FNMA PL #CA5702 2.500% 5/01/50	756	652
FNMA PL #CA5969 2.500% 6/01/50	257	221
FNMA PL #CA6635 2.500% 8/01/50	352	305
FNMA PL #CA6989 2.500% 9/01/50	1,240	1,073
FNMA PL #CA7743 2.500% 11/01/50	1,388	1,183
FNMA PL #CB2097 3.000% 11/01/51	2,093	1,852
FNMA PL #CB2857 2.500% 2/01/52	267	229
FNMA PL #CB3378 4.000% 4/01/52	985	932

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA PL #CB3629 4.000% 5/01/52	1,644	1,556
FNMA PL #CB5666 4.000% 2/01/53	1,058	1,000
FNMA PL #CB6899 5.000% 8/01/53	284	285
FNMA PL #FM3041 5.500% 8/01/49	160	164
FNMA PL #FM8216 4.000% 11/01/48	276	265
FNMA PL #FM8603 4.000% 9/01/49	167	161
FNMA PL #FS0795 3.000% 1/01/42	938	864
FNMA PL #FS0882 2.500% 3/01/52	1,316	1,134
FNMA PL #FS1507 3.000% 2/01/52	4,200	3,717
FNMA PL #FS1590 2.500% 4/01/52	326	279
FNMA PL #FS1938 2.500% 2/01/52	370	317
FNMA PL #FS3669 4.000% 3/01/46	255	249
FNMA PL #FS3907 4.500% 1/01/53	388	381
FNMA PL #FS4050 4.000% 3/01/38	322	317
FNMA PL #FS4069 4.000% 5/01/35	335	331
FNMA PL #FS4223 4.500% 5/01/47	285	284
FNMA PL #FS5384 2.500% 6/01/51	1,451	1,250
FNMA PL #FS5625 5.000% 8/01/53	384	383
FNMA PL #FS5986 2.500% 2/01/52	1,387	1,189
FNMA PL #FS6514 2.500% 9/01/51	1,000	859
FNMA PL #MA4623 2.500% 5/01/52	3,036	2,584
FNMA PL #MA4782 3.500% 10/01/52	2,564	2,353
FNMA PL #MA4783 4.000% 10/01/52	1,933	1,828
FNMA POOL #AM8856 2.920% 6/01/30	4,321	3,986
FNMA POOL #AN5935 3.130% 7/01/27	890	853
FNMA POOL #AN6026 2.980% 6/01/27	741	706
FNMA POOL #AN6850 3.220% 9/01/32	1,000	898
FNMA POOL #AN7596 3.160% 6/01/30	1,288	1,202
FNMA POOL #AS5469 4.000% 7/01/45	834	804
FNMA POOL #AS8984 4.500% 3/01/47	246	244
FNMA POOL #BF0219 3.500% 9/01/57	1,444	1,309
FNMA POOL #BK8753 4.500% 6/01/49	234	229
FNMA POOL #BL0907 3.880% 12/01/28	1,350	1,321
FNMA POOL #BL3217 3.330% 7/01/34	2,156	1,967
FNMA POOL #BL4333 2.520% 11/01/29	1,417	1,284
FNMA POOL #BL4791 2.710% 11/01/29	983	901
FNMA POOL #BL5353 2.715% 6/01/28	1,930	1,799
FNMA POOL #BM3375 4.000% 1/01/48	469	453
FNMA POOL #BM3499 4.000% 3/01/48	1,391	1,340

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA POOL #BR0999 2.500% 5/01/51	2,613	2,223
FNMA POOL #BU0992 3.000% 11/01/51	1,228	1,111
FNMA POOL #BU0993 3.000% 11/01/51	1,145	1,032
FNMA POOL #CB1878 3.000% 10/01/51	739	658
FNMA POOL #FM1000 3.000% 4/01/47	83	75
FNMA POOL #FM1218 3.500% 7/01/34	107	105
FNMA POOL #FM2096 3.500% 11/01/49	1,634	1,520
FNMA POOL #FM5819 4.000% 2/01/48	371	356
FNMA POOL #FM7372 3.500% 4/01/40	1,220	1,165
FNMA POOL #FM8599 3.500% 1/01/35	390	379
FNMA POOL #FM9427 4.000% 7/01/49	553	533
FNMA POOL #FM9461 3.500% 11/01/51	400	369
FNMA POOL #FM9473 3.000% 8/01/41	1,495	1,377
FNMA POOL #FM9559 3.000% 1/01/40	1,589	1,469
FNMA POOL #FM9728 2.500% 11/01/51	375	323
FNMA POOL #FM9995 4.000% 9/01/41	1,133	1,093
FNMA POOL #FS0569 3.500% 3/01/42	2,013	1,905
FNMA POOL #MA2868 2.500% 12/01/31	213	201
FNMA POOL #MA3683 3.500% 6/01/39	1,295	1,227
FNMA POOL #MA4208 2.000% 11/01/50	1,230	1,012
FNMA POOL #MA4305 2.000% 3/01/51	382	313
FNMA POOL #MA4306 2.500% 3/01/51	743	636
GNMA II #CA0265 2.23036% 12/20/70	1,223	1,079
GNMA II POOL #MA7534 2.500% 8/20/51	3,481	3,044
GNMA II POOL #MA7649 2.500% 10/20/51	892	780
GNMA POOL #784044 4.990% 11/20/37	799	797
GNMA POOL #784045 4.500% 7/20/45	407	402
GNMA POOL #784602 4.000% 5/20/38	750	733
GNMA POOL #BA7567 4.500% 5/20/48	159	155
GNMA POOL #BI0416 4.500% 11/20/48	221	217
GNMA POOL #BJ1318 5.000% 5/20/49	554	565
GNMA POOL #BK7169 5.000% 12/20/48	185	186
GNMA POOL #BL7729 5.000% 5/20/49	373	381
GNMA POOL #BM9692 4.500% 7/20/49	404	395
RFCSP STRIP PRINCIPAL 1/15/30	500	385
TENN VAL AUTH CPN STRIP 3/15/32	300	209
TENN VALLEY AUTH 4.250% 9/15/65	124	114
TENN VALLEY AUTH 4.625% 9/15/60	70	68
TREAS INFL IND BD 0.125% 1/15/30	410	372

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
TVA PRIN STRIP 6/15/35	500	292
U.S. TREASURY BONDS 2.250% 2/15/52	10,750	7,452
U.S. TREASURY BONDS 3.000% 8/15/52	1,240	1,014
U.S. TREASURY BONDS 3.375% 8/15/42	1,852	1,651
U.S. TREASURY BONDS 3.625% 5/15/53	571	528
U.S. TREASURY BONDS 3.875% 5/15/43	1,363	1,299
U.S. TREASURY BONDS 4.125% 8/15/53	174	176
U.S. TREASURY BONDS 4.375% 8/15/43	2,937	2,998
U.S. TREASURY NOTES 2.750% 5/31/29	1,430	1,350
U.S. TREASURY NOTES 2.750% 8/15/32	2,795	2,560
U.S. TREASURY NOTES 2.875% 4/30/29	3,320	3,158
U.S. TREASURY NOTES 2.875% 5/15/32	5,040	4,670
U.S. TREASURY NOTES 3.375% 5/15/33	1,512	1,451
U.S. TREASURY NOTES 3.500% 2/15/33	5,670	5,498
U.S. TREASURY NOTES 3.625% 5/31/28	984	974
U.S. TREASURY NOTES 3.875% 8/15/33	1,126	1,125
U.S. TREASURY NOTES 4.125% 11/15/32	1,500	1,525
U.S. TREASURY NOTES 4.375% 8/31/28	704	719
US TREAS SEC STRIPPED	300	215
US TREAS SEC STRIPPED 5/15/33	900	619
US TREAS SEC STRIPPED 11/15/32	1,000	703
US TREAS SEC STRIPPED 11/15/33	900	605
US TREASURY BOND 2/15/41	139	66
US TREASURY BOND 11/15/40	220	106
US TREASURY BOND 1.125% 5/15/40	200	129
US TREASURY BOND 1.250% 5/15/50	2,662	1,435
US TREASURY BOND 1.625% 11/15/50	390	232
US TREASURY BOND 1.750% 8/15/41	685	476
US TREASURY BOND 1.875% 2/15/51	1,839	1,166
US TREASURY BOND 1.875% 11/15/51	3,285	2,077
US TREASURY BOND 2.000% 2/15/50	95	63
US TREASURY BOND 2.000% 8/15/51	1,901	1,241
US TREASURY BOND 2.250% 8/15/46	5,289	3,760
US TREASURY BOND 2.250% 8/15/49	1,870	1,306
US TREASURY BOND 2.375% 2/15/42	3,265	2,506
US TREASURY BOND 2.375% 11/15/49	185	133
US TREASURY BOND 2.500% 2/15/45	5,620	4,255
US TREASURY BOND 2.500% 5/15/46	2,310	1,730
US TREASURY BOND 2.750% 8/15/42	910	738

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	US TREASURY BOND 2.750% 11/15/42	2,022	1,635
	US TREASURY BOND 2.875% 8/15/45	5,105	4,116
	US TREASURY BOND 3.000% 2/15/47	74	60
	US TREASURY BOND 3.000% 2/15/48	80	65
	US TREASURY BOND 3.000% 5/15/42	470	398
	US TREASURY BOND 3.000% 11/15/44	119	98
	US TREASURY BOND 3.125% 2/15/43	1,550	1,325
	US TREASURY BOND 3.125% 11/15/41	1,500	1,304
	US TREASURY BOND 3.375% 5/15/44	1,659	1,463
	US TREASURY BOND 3.500% 2/15/39	6,020	5,701
	US TREASURY BOND 3.625% 2/15/44	1,000	916
	US TREASURY BOND 3.625% 8/15/43	3,165	2,910
	US TREASURY BOND 3.750% 8/15/41	4,320	4,110
	US TREASURY BOND 3.750% 11/15/43	470	439
	US TREASURY BOND 4.375% 2/15/38	445	468
	US TREASURY BOND 4.375% 5/15/41	1,160	1,196
	US TREASURY NOTE 0.625% 8/15/30	650	527
	US TREASURY NOTE 0.875% 11/15/30	990	813
	US TREASURY NOTE 1.125% 2/15/31	9,520	7,946
	US TREASURY NOTE 1.250% 3/31/28	13,810	12,384
	US TREASURY NOTE 1.250% 6/30/28	8,223	7,333
	US TREASURY NOTE 1.250% 8/15/31	5,010	4,145
	US TREASURY NOTE 1.375% 11/15/31	1,397	1,159
	US TREASURY NOTE 1.500% 2/15/30	6,085	5,301
	US TREASURY NOTE 1.625% 5/15/31	1,550	1,330
	US TREASURY NOTE 1.875% 2/15/32	9,600	8,253
	US TREASURY NOTE 2.375% 5/15/29	4,160	3,856
	US TREASURY SEC STRIPPED	4,675	3,155
	VR FNMA POOL #AL7395 5.553% 9/01/55	1,091	1,120
	Total U.S. Government and Agency Obligations		$274,132

	Common/Collective Trusts
	ALLSPRING DISCOVERY SMID CAP GROWTH	8,446	108,498
*	AMEX R/VANGUARD FIDUCIARY EXT MKT	3,912	559,700
*	AMEX R/VANGUARD FIDUCIARY INTL STK	1,059	134,481
*	AMEX R/VANGUARD FIDUCIARY TOT BD	849	90,630
*	BLACKROCK INSTL/MSCI EAFE SMALL CAP	3,652	105,269
*	BLACKROCK INSTL/U S TREAS INFLATION	4,080	47,224

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	CAPITAL GROUP EUROPACIFIC GROWTH U3	33,254	409,687
*	COLUMBIA TRUST GOV MONEY MKT FUND	40,455	40,455
*	FIAM GRP TR FOR/CORE PLUS COMMINGLE	5,093	117,595
*	FIDELITY BLUE CHIP GR COMM CL F CIT	14,832	531,719
	LOOMIS SAYLES CORE PLUS FULL DISC TR	4,905	118,509
*	MSIM/INTERNATIONAL EQUITY II TRUST	8,317	358,504
	NEUBERGER BERMA/EMERGING MKTS EQUIT	6,472	79,283
*	VANGUARD EMPLOYEE BENEFIT INDEX #528	1,634	998,229
	Total Common/Collective Trusts		$3,699,783

	Mutual Funds
	DFA EMERGING MARKETS VALUE FD #5095	2,382	70,091
	Total Mutual Funds		$70,091

	Self-Directed Brokerage Accounts
	CASH EQUIVALENTS		37,483
*	COMMON STOCK		7,557
	MUTUAL FUNDS		126,734
	Total Self-Directed Brokerage Accounts		$171,774

	Other Investments
	Asset-Backed Securities
	20 TSQ GRO CMO V-M 3.100% 5/15/35	1,400	1,093
	AMERICAN CREDIT ABS 5.590% 4/12/29	1,280	1,274
	AMERICAN CREDIT ABS 6.990% 9/12/30	895	914
	AMERICAN HOMES 4 REN 3.467% 4/17/52	334	325
	AMERICAN HOMES 4 REN 3.678% 12/17/36	623	611
	AMERICAN HOMES 4 REN 3.786% 10/17/36	418	411
	AMERICAN HOMES 4 REN 4.407% 4/17/52	720	705
	AMERICAN HOMES 4 REN 5.639% 4/17/52	150	149
	AMERICAN HOMES 4 REN 6.070% 10/17/45	142	142
	AMERICAN TOWER CMO 5.490% 3/15/28	218	221
	AMERICREDIT AUT ABS 6.000% 7/18/29	660	667
	AMERICREDIT AUTO ABS 5.320% 4/18/28	285	285
	AMERICREDIT AUTOMOBI 1.590% 10/20/25	408	404
	AMSR TRUST 1.355% 11/17/37	265	246

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
AMSR TRUST 1.527% 8/17/26	1,390	1,254
AMSR TRUST 1.806% 9/17/37	1,845	1,725
AMSR TRUST 1.953% 6/17/38	395	342
AMSR TRUST ABS 3.950% 8/17/40	1,000	941
AMUR EQUIP FIN ABS 6.090% 12/20/29	1,244	1,254
AXIS EQUIPMENT FINAN 1.640% 10/20/27	323	314
BANK CMO 3.254% 7/15/60	262	248
BANK OF AMERICA ABS 5.000% 4/17/28	200	201
BANK5 CMO 6.656% 6/15/28	365	386
BB-UBS TRUST 3.430% 11/05/36	1,350	1,239
BENCHMARK MTG CMO 5.812% 5/17/55	360	369
BUSINESS JET SECURIT 2.162% 4/15/36	299	276
BUSINESS JET SECURIT 2.981% 11/15/35	152	145
BX TRUST CMO V-M 7.095% 12/09/40	384	384
BXP TRUST 3.379% 6/13/39	1,000	929
CAPITAL ONE MULTI-AS 1.040% 11/16/26	372	358
CARMAX AUTO OWN ABS 4.750% 10/15/27	670	669
CARMAX AUTO OWN ABS 5.720% 11/16/26	687	688
CARMAX AUTO OWNER TR 2.340% 11/17/25	2,070	2,054
CASCADE MH ASSET TRU 1.753% 2/25/46	828	722
CF HIPPOLYTA ISSUER 1.530% 3/15/61	1,002	895
CIFC FUND ABS V-Q VAR CPN 1/20/37	468	468
COLONY AMERICAN FINA 1.358% 8/15/53	115	107
COMM MORTGAGE TRUST 3.759% 8/10/48	313	303
COMM MORTGAGE TRUST 3.902% 7/10/50	700	680
COREVEST ABS V-M 4.744% 6/15/55	1,131	1,115
CPS AUTO TRUST 1.590% 12/15/27	947	928
CPS AUTO TRUST ABS 4.880% 4/15/30	700	694
CREDIT ACCEPTAN ABS 5.700% 10/15/32	990	966
CREDIT ACCEPTAN ABS 6.390% 8/15/33	820	832
CREDIT ACCEPTAN ABS 7.020% 5/16/33	1,000	1,011
CREDIT ACCEPTANCE AU 0.960% 2/15/30	148	148
CREDIT ACCEPTANCE AU 1.260% 4/15/30	1,405	1,385
CREDIT ACCEPTANCE AU 1.640% 6/17/30	760	740
CREDIT ACCEPTANCE AU 1.770% 12/17/29	741	739
CREDIT SUISSE MORT 1.668% 9/27/60	1,062	1,031
DB MASTER FINANCE LL 2.045% 11/20/51	221	201
DB MASTER FINANCE LL 2.493% 11/20/51	513	456
DBWF 2015-LCM M/MTG 1.000% 6/10/34	105	99

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
DIAMOND RESORTS OWNE 1.510% 11/21/33	102	95
DOMINOS PIZZA MASTER 2.662% 4/25/51	205	181
DT AUTO OWNER ABS 6.070% 3/15/28	800	806
DT AUTO OWNER TRUST 0.870% 5/17/27	723	708
EXETER AUTOMOBI ABS 5.300% 9/15/27	400	398
EXETER AUTOMOBI ABS 5.610% 9/15/27	500	498
EXETER AUTOMOBI ABS 5.750% 7/17/28	323	322
EXETER AUTOMOBI ABS 5.970% 3/15/27	704	703
EXETER AUTOMOBI ABS 6.110% 9/15/27	240	241
EXETER AUTOMOBI ABS 6.580% 4/17/28	865	876
EXETER AUTOMOBILE RE 3.110% 8/15/25	129	128
FANNIEMAE-ACES 1.200% 8/25/28	78	71
FANNIEMAE-ACES 2.980% 9/25/24	704	657
FED HOME LN MTG CORP 3.350% 9/25/28	709	689
FED HOME LN MTG CORP 3.500% 3/15/35	1,517	1,435
FED HOME LN MTG CORP 3.500% 6/15/26	94	92
FED HOME LN MTG CORP 7.000% 5/15/37	618	664
FED HOME LN MTG CORP 7.000% 12/15/36	52	55
FED NATL MTG ASSN 2.500% 8/25/42	166	144
FED NATL MTG ASSN 3.000% 1/25/46	218	200
FED NATL MTG ASSN 3.500% 5/25/49	956	876
FED NATL MTG ASSN 3.500% 11/25/57	781	750
FED NATL MTG ASSN 4.500% 12/25/40	829	818
FED NATL MTG ASSN 5.500% 6/25/35	125	127
FED NATL MTG ASSN 6.000% 3/25/36	38	39
FHF TRUST 2021-1 1.270% 3/15/27	131	127
FHLMC K150 CMO V-M 3.710% 9/25/32	1,000	947
FHLMC K754 CMO V-M 4.940% 11/25/30	730	750
FHLMC MULTIFAMILY ST 2.811% 9/25/24	161	159
FHLMC MULTIFAMILY ST 2.982% 11/25/25	359	350
FHLMC SCRT CMO V-M 3.000% 10/25/62	1,242	1,053
FHLMC SER 1 CMO 3.250% 11/25/61	246	222
FHLMC SER 4932 CMO 3.500% 11/25/49	790	660
FHLMC SER 5190 CMO 2.500% 2/25/52	1,191	1,073
FHLMC SER 5190 CMO 2.500% 11/25/38	638	551
FHLMC SER K754 CMO 4.614% 2/25/33	2,000	1,986
FIRST INVESTORS AUTO 1.170% 3/15/27	700	681
FIRSTKEY HOMES 2020- 1.266% 10/19/37	1,077	998
FIRSTKEY HOMES 2020- 1.339% 9/17/25	593	553

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FIRSTKEY HOMES 2020- 1.538% 8/17/38	1,597	1,446
FIRSTKEY HOMES 2020- 1.567% 10/19/37	1,185	1,098
FIRSTKEY HOMES 2020- 1.607% 9/17/26	1,370	1,226
FIRSTKEY HOMES 2020- 1.941% 9/17/25	231	216
FLAGSHIP CREDIT AUTO 1.670% 10/15/26	283	279
FNMA M2S CMO V-M 3.876% 5/25/32	831	806
FNMA SER 34 CMO 2.250% 6/25/45	606	496
FNMA SER 46 CMO 4.500% 7/25/52	727	643
FNMA SER M1S CMO 2.083% 4/25/32	1,018	852
FNMA SER M3 CMO V- 1.764% 11/25/31	1,051	862
FORD CREDIT AUT ABS 5.070% 1/15/29	1,110	1,104
FORD CREDIT AUTO OWN 1.530% 5/15/34	750	684
FOUNDATION FIN ABS 6.530% 6/15/49	843	859
FREDDIE MAC - SCRT 3.000% 3/25/59	459	420
FREDDIE MAC - SCRT 3.000% 5/25/60	1,062	949
FREDDIE MAC - SCRT 3.000% 11/25/57	447	379
FREDDIE MAC - SCRT 3.500% 5/25/57	1,012	939
FREDDIE MAC - SCRT 3.500% 7/25/58	629	575
FREDDIE MAC - SCRT 3.500% 11/25/57	934	882
FREDDIE MAC - SCRT 4.000% 3/25/59	943	876
FREDDIE MAC - SCRT 4.000% 11/25/57	1,416	1,316
FREDDIE MAC - SCRT 4.500% 6/25/57	979	929
FRTKL 2.172% 9/17/38	1,005	890
GLS AUTO RECEIVABLES 1.110% 9/15/26	1,274	1,244
GM FINANCIAL SECURIT 1.230% 5/17/27	520	497
GNMA SER H13 CMO 6.017% 5/20/66	36	35
GNMA SER H29 CMO 6.037% 11/20/65	848	841
GOODGREEN TRUST 3.260% 10/15/53	266	242
GOODGREEN TRUST 3.740% 10/15/52	81	75
GOVT NATL MTG ASSN 3.500% 3/20/49	184	148
GOVT NATL MTG ASSN 3.500% 8/20/47	549	480
GOVT NATL MTG ASSN 4.500% 10/16/39	1,027	1,018
GOVT NATL MTG ASSN 5.000% 8/20/39	125	124
GOVT NATL MTG ASSN 5.000% 10/20/39	353	352
HERO FUNDING TRUST 3.080% 9/20/42	170	153
HERO FUNDING TRUST 3.950% 9/20/48	230	205
HERO FUNDING TRUST 4.460% 9/20/47	214	197
HERO FUNDING TRUST 4.670% 9/20/48	386	363
HERO FUNDING TRUST 104.070% 9/20/48	42	38

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	HERTZ VEHICLE ABS 1.990% 6/25/26	545	521
	HYUNDAI AUTO RECEIVA 1.030% 12/15/27	525	494
	INDEPENDENCE PLAZA 3.763% 7/10/35	1,200	1,146
*	JPMBB COMMERCIAL MO 3.7748% 8/15/47	823	812
	LENDMARK FNDG ABS 5.120% 7/20/32	610	605
	MARINER FINANCE ISSU 1.860% 3/20/36	1,655	1,506
	MARINER FINANCE ISSU 3.510% 7/20/32	236	236
*	MORGAN STANLEY BAML 3.531% 11/15/48	413	398
*	MORGAN STANLEY CAPIT 2.782% 8/15/49	373	348
	MRCD MORTGAGE TRUS 2.71752% 12/15/36	1,846	1,126
	NEXTGEAR FLOORP ABS 2.800% 3/15/27	234	227
	NRZ EXCESS SPREAD CO 3.844% 12/25/25	403	384
	ONEMAIN DIRECT ABS 3.950% 11/14/28	1,500	1,450
	OPORTUN FUNDING LLC 1.210% 3/08/28	597	570
	PAGAYA AI TECHN ABS 3.600% 9/25/28	1,000	915
	PALMER SQR ABS V-Q 6.986% 7/20/34	250	251
	PALMER SQU ABS V-Q 6.584% 10/15/30	262	262
	PFS FINANCING CORP. 2.470% 2/16/27	478	462
	PROGRESS RESIDE ABS 3.200% 4/17/39	593	554
	PROGRESS RESIDE ABS 4.896% 6/17/39	1,000	971
	PROGRESS RESIDENTIAL 1.294% 10/17/27	560	521
	PROGRESS RESIDENTIAL 1.495% 10/17/27	415	386
	PROGRESS RESIDENTIAL 1.524% 7/17/38	1,827	1,651
	PROGRESS RESIDENTIAL 1.692% 8/17/40	423	359
	PROGRESS RESIDENTIAL 2.082% 9/17/38	640	569
	PROGRESS RESIDENTIAL 2.197% 4/19/38	775	700
	RENEW 2017-1 1.67064% 9/28/52	107	98
	RENEW FINANCIAL 3.220% 9/22/53	94	85
	SABEY DATA CENTER IS 1.881% 6/20/46	453	406
	SANTANDER CONSUMER 1.030% 11/16/26	760	718
	SANTANDER DRIVE ABS 5.610% 10/15/27	848	852
	SANTANDER DRIVE ABS 6.160% 12/17/29	1,010	1,033
	SBA SER 10A ABS 5.168% 3/01/33	357	358
	SBA SER 25D ABS 4.480% 4/01/48	325	318
	SBA SER 25E ABS 4.620% 5/01/48	341	336
	SBA SER 25F ABS 4.010% 6/01/47	204	193
	SBA SER 25J ABS 5.820% 10/01/48	220	232
	SBA SER 25K ABS 5.130% 11/01/47	192	195
	SBA SER 25L ABS 1.850% 12/01/46	340	278

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
SBA TOWER TRUST ABS 6.599% 1/15/28	210	216
SCF EQUIPMENT ABS 6.500% 10/21/30	1,098	1,106
SEQUOIA MTG CMO V-M 5.000% 1/25/53	196	193
SIERRA RECEIVAB ABS 4.730% 6/20/40	370	366
SIERRA RECEIVABLES 1.340% 11/20/37	108	102
SIERRA RECEIVABLES 2.320% 7/20/37	222	213
SMALL BUSINESS ABS 3.940% 5/01/47	345	322
SMALL BUSINESS ADMIN 1.750% 11/01/46	663	548
SMALL BUSINESS ADMIN 1.840% 1/01/42	373	318
SOCIAL PROFESSIONAL 2.540% 5/15/46	209	195
SYNCHRONY CARD ABS 5.540% 7/15/29	733	747
TACO BELL FUND ABS 2.294% 8/25/51	379	325
TESLA AUTO LEAS ABS 5.940% 7/20/27	840	846
TESLA AUTO LEASE ABS 5.890% 6/22/26	350	351
TOYOTA AUTO LOAN ABS 4.930% 6/25/36	882	890
TRICON AMERICAN HOME 1.499% 7/17/38	239	218
TRICON RESIDENT ABS 4.750% 4/17/39	145	137
TRICON RESIDENT ABS 4.849% 7/17/40	361	353
TRICON RESIDENTIAL 1.943% 7/17/38	373	340
UPSTART SECURITIZATI 0.840% 9/20/31	28	28
VANTAGE DATA CENTERS 1.992% 9/15/45	290	252
VENDEE MORTGAGE TR 0.41667% 5/15/33	190	190
VR AMSR TRUST 2.153% 6/17/38	545	468
VR FANNIEMAE-ACES 2.548% 12/25/26	128	122
VR FANNIEMAE-ACES 3.162% 6/25/27	528	506
VR FANNIEMAE-ACES 3.665% 9/25/28	601	582
VR FED HOME LN MTG 5.810% 2/15/43	122	118
VR FED HOME LN MTG 5.880% 9/15/36	20	20
VR FED NATL MTG AS 4.300% 4/25/44	35	35
VR FED NATL MTG AS 6.002% 9/25/41	25	25
VR FHLMC MULTIFAMI 3.364% 12/25/27	680	653
VR FREMF MORTGAGE 3.580% 11/25/49	180	172
VR FREMF MORTGAGE 3.718% 1/25/48	1,200	1,171
VR FREMF MORTGAGE 4.052% 11/25/47	191	188
VR FREMF MORTGAGE 4.257% 4/25/51	800	746
VR FREMF MORTGAGE 4.320% 12/25/50	1,000	941
VR GOODGREEN TRUS 22.97129% 10/15/53	262	232
VR GOVT NATL MTG 4.752% 10/20/43	389	387
VR GOVT NATL MTG 5.270% 5/20/40	413	417

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	VR GOVT NATL MTG 5.403% 10/20/40	349	356
	VR GOVT NATL MTG 5.544% 1/20/38	282	290
	VR GOVT NATL MTG 5.877% 6/20/65	914	910
	VR GOVT NATL MTG 5.877% 7/20/65	482	479
	VR GOVT NATL MTG 5.937% 6/20/67	298	296
	VR GOVT NATL MTG 5.957% 9/20/65	622	619
	VR GOVT NATL MTG 5.957% 10/20/65	461	456
	VR GOVT NATL MTG 5.997% 3/20/67	308	306
	VR GOVT NATL MTG 6.097% 12/20/65	261	261
	VR GOVT NATL MTG 6.267% 8/20/66	266	265
	VR GOVT NATL MTG 6.437% 12/20/66	113	113
	VR GOVT NATL MTG AS 5.887% 2/20/61	349	347
*	VR JP MORGAN MORTGAG 2.500% 10/25/51	411	336
	VR PROGRESS RESIDENT 3.107% 2/17/29	1,100	970
	VR VCAT ASSET SECURI 2.115% 3/27/51	331	328
	VR VERICREST OPPORT 1.893% 2/27/51	368	356
	VR VERICREST OPPORT 1.893% 3/27/51	936	905
	VR VERICREST OPPORT 2.116% 3/27/51	510	496
	VR VERICREST OPPORT 2.240% 3/27/51	377	367
	VR VERICREST OPPORT 2.240% 4/25/51	586	565
	VR VERICREST OPPORT 1.9918% 5/25/51	1,685	1,608
	WESTLAKE AUTOMO ABS 6.020% 9/15/28	1,230	1,234
	WIND RIVER ABS V-Q 6.827% 7/20/33	387	384
	WORLD FINANCIAL ABS 5.020% 3/15/30	1,065	1,066
	WORLD OMNI AUTO ABS 5.850% 8/15/29	595	620
	Total Asset-Backed Securities		$132,662

	Foreign Sovereign Debt
	REPUBLIC OF CHILE 2.550% 1/27/32	200	172
	REPUBLIC OF PANAMA 3.870% 7/23/60	270	161
	UNITED MEXICAN STATE 2.659% 5/24/31	301	254
	UNITED MEXICAN STATE 3.750% 1/11/28	392	378
	UNITED MEXICAN STATE 3.771% 5/24/61	222	150
	UNITED MEXICAN STATE 4.350% 1/15/47	35	28
	UNITED MEXICAN STATE 4.400% 2/12/52	370	293
	Total Foreign Sovereign Debt		$1,436

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
Municipal Bonds
CONNECTICUT ST 4.060% 6/15/30	370	363
MASSACHUSETTS ST 4.141% 7/01/27	115	113
MIAMI-DADE CNTY FL 5.534% 7/01/32	250	258
MICHIGAN ST UNIV 4.165% 8/15/22	66	54
OHIO UNIV GEN RECPTS 5.590% 12/01/14	195	191
TX NATURAL 5.102% 4/01/35	209	213
TX NATURAL GAS 5.169% 4/01/41	190	196
UNIV CA REGTS MED 4.563% 5/15/53	220	205
Total Municipal Bonds		$1,593

Private Placement Securities
P/P 7-ELEVEN INC 2.500% 2/10/41	156	108
P/P AIA GROUP LTD 3.200% 9/16/40	200	152
P/P AIR CANADA 2013- 4.125% 11/15/26	507	488
P/P AIR CANADA 2015- 3.600% 3/15/27	616	579
P/P AIR CANADA 2017- 3.300% 1/15/30	56	50
P/P AIR CANADA 2017- 3.550% 1/15/30	190	167
P/P AMERICAN TOWER 3.652% 3/23/28	230	217
P/P APOLLO MANAGEMEN 4.000% 5/30/24	230	228
P/P ATHENE GLOBAL FU 1.450% 1/08/26	260	239
P/P ATHENE GLOBAL FU 2.500% 1/14/25	72	69
P/P ATHENE GLOBAL FU 2.750% 6/25/24	140	138
P/P AUST & NZ BANKIN 2.570% 11/25/35	210	169
P/P AVIATION CAPITAL 1.950% 1/30/26	230	213
P/P AVOLON HOLDINGS 2.528% 11/18/27	1,242	1,100
P/P AVOLON HOLDINGS 2.875% 2/15/25	367	354
P/P AVOLON HOLDINGS 4.375% 5/01/26	200	194
P/P AVOLON HOLDINGS 5.500% 1/15/26	430	427
P/P BAE SYSTEMS PLC 1.900% 2/15/31	292	240
P/P BAE SYSTEMS PLC 3.400% 4/15/30	350	323
P/P BLACKSTONE HOLDI 3.500% 9/10/49	200	145
P/P BPCE SA 4.625% 7/11/24	200	198
P/P BRITISH AIR 18-1 3.800% 9/20/31	76	71
P/P BRITISH AIR 18-1 4.125% 9/20/31	199	181
P/P BRITISH AIRWAYS 4.625% 6/20/24	328	327
P/P BROADCOM INC 3.187% 11/15/36	500	405
P/P BROOKLYN UNION 4.273% 3/15/48	100	78

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
P/P CLEVELAND ELECTR 3.500% 4/01/28	95	89
P/P COX COMMUNICATIO 3.350% 9/15/26	415	398
P/P CREDIT AGRICOLE 2.811% 1/11/41	250	172
P/P CVS PASS-THROUGH 4.163% 8/10/36	205	183
P/P CVS PASS-THROUGH 4.704% 1/10/36	255	237
P/P CVS PASS-THROUGH 5.773% 1/10/33	231	229
P/P CVS PASS-THROUGH 5.926% 1/10/34	370	374
P/P DUQUESNE LIGHT 3.616% 8/01/27	230	215
P/P FERGUSON FINANCE 3.250% 6/02/30	350	313
P/P FIDELITY & GUARA 5.500% 5/01/25	230	227
P/P GAIF BOND ISSUER 3.400% 9/30/26	95	90
P/P GALAXY PIPELINE 2.940% 9/30/40	280	230
P/P GOODMAN US FIN 3.700% 3/15/28	86	80
P/P GRAY OAK PIPELIN 3.450% 10/15/27	415	386
P/P GREAT-WEST LIFEC 4.581% 5/17/48	130	116
P/P GTP ACQUISITION 3.482% 6/16/25	190	185
P/P JERSEY CENTRAL 4.300% 1/15/26	50	49
P/P KEYSPAN GAS EAST 2.742% 8/15/26	200	186
P/P KKR GROUP FINAN 3.500% 8/25/50	200	142
P/P MASS MUTUAL LIFE 3.375% 4/15/50	210	153
P/P MET LIFE GLOB FU 3.000% 9/19/27	180	169
P/P MID-ATLANTIC INT 4.100% 5/15/28	50	48
P/P NATIONAL AUSTRAL 2.332% 8/21/30	250	204
P/P NBN CO LTD 2.625% 5/05/31	400	343
P/P NEW ENGLAND POWE 3.800% 12/05/47	50	39
P/P NEW YORK LIFE GL 3.000% 1/10/28	81	76
P/P NEW YORK LIFE IN 4.450% 5/15/69	90	77
P/P NGPL PIPECO LLC 3.250% 7/15/31	240	208
P/P NRG ENERGY INC 2.450% 12/02/27	225	203
P/P NRG ENERGY INC 4.450% 6/15/29	155	146
P/P PARK AEROSPACE 5.500% 2/15/24	89	89
P/P PENNSYLVANIA ELE 3.250% 3/15/28	26	24
P/P PRUDENTIAL INSUR 8.300% 7/01/25	300	310
P/P SAUDI INTERNATIO 2.250% 2/02/33	200	166
P/P SCENTRE GROUP TR 3.500% 2/12/25	200	196
P/P SCHLUMBERGER HLD 3.900% 5/17/28	416	404
P/P SMITHFIELD FOODS 3.000% 10/15/30	300	246
P/P STELLANTIS FIN 2.691% 9/15/31	209	175
P/P TEACHERS INSUR 4.270% 5/15/47	70	61

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
P/P TEACHERS INSUR 4.900% 9/15/44	40	38
P/P TEXAS EASTERN TR 3.500% 1/15/28	33	31
P/P TRITON CONTAINER 1.150% 6/07/24	200	195
P/P UBS GROUP FUNDIN 4.125% 4/15/26	400	391
P/P UNICREDIT SPA 2.569% 9/22/26	350	329
P/P VITERRA FINANCE 3.200% 4/21/31	300	259
P/P VOLKSWAGEN GROUP 4.625% 11/13/25	265	262
UBS GROUP AG 1.305% 2/02/27	250	229
UBS GROUP AG 3.869% 1/12/29	250	236
VR P/P ABN AMRO BANK 2.470% 12/13/29	300	264
VR P/P AIB GROUP PLC 4.263% 4/10/25	250	249
VR P/P BANK OF IRELA 2.029% 9/30/27	227	207
VR P/P BPCE SA 1.652% 10/06/26	250	233
VR P/P BPCE SA 2.277% 1/20/32	275	220
VR P/P BPCE SA 3.116% 10/19/32	590	481
VR P/P MACQUARIE BAN 3.052% 3/03/36	200	161
VR P/P MACQUARIE GRO 1.340% 1/12/27	380	349
VR P/P MACQUARIE GRO 2.871% 1/14/33	200	164
VR P/P NATIONAL AUST 3.933% 8/02/34	250	227
VR P/P SOCIETE GENER 2.226% 1/21/26	670	644
VR P/P SOCIETE GENER 2.889% 6/09/32	440	363
VR P/P STANDARD CHAR 1.456% 1/14/27	200	183
VR P/P SWISS RE FINA 5.000% 4/02/49	200	191
Total Private Placement Securities		$20,004

Total Other Investments		$155,695

Total Investments, at Fair Value		$6,905,677

Fully Benefit Responsive Investment Contracts
U.S. Government and Agency Obligations
FEDERAL HOME LOAN BANKS 0.5% 4/14/2025	10,000	9,499
FEDERAL HOME LOAN MORTGAG 0.375% 7/21/2025	18,850	17,717
FFCB 1.125% 1/06/2025	2,100	2,024
FFCB 4.75% 5/28/2026	3,050	3,085
FFCB 4.875% 4/20/2026	125	127
FGOLD 15YR 3.5% 10/01/2025	3	3
FGOLD 15YR 3.5% 11/01/2025	6	6

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FGOLD 15YR 3.5% 9/01/2025	17	16
FGOLD 15YR 4% 2/01/2025	11	11
FGOLD 15YR 4% 3/01/2025	1	1
FGOLD 15YR 4% 7/01/2025	53	53
FGOLD 15YR 4% 8/01/2025	26	25
FGOLD 15YR 3% 1/01/2027	349	340
FGOLD 15YR 3% 1/01/2032	283	272
FGOLD 15YR 3% 1/01/2033	212	202
FGOLD 15YR 3% 11/01/2025	52	51
FGOLD 15YR 3% 11/01/2026	53	52
FGOLD 15YR 3% 3/01/2027	320	311
FGOLD 15YR 3% 3/01/2033	365	348
FGOLD 15YR 3% 8/01/2026	5	5
FGOLD 15YR 3.5% 10/01/2025	153	151
FGOLD 15YR 3.5% 11/01/2025	13	12
FGOLD 15YR 3.5% 12/01/2025	116	114
FGOLD 15YR 3.5% 2/01/2026	8	8
FGOLD 15YR 3.5% 3/01/2026	19	19
FGOLD 15YR 3.5% 4/01/2026	12	12
FGOLD 15YR 3.5% 5/01/2026	6	6
FGOLD 15YR 3.5% 5/01/2032	607	592
FGOLD 15YR 3.5% 6/01/2026	102	100
FGOLD 15YR 3.5% 7/01/2026	118	115
FGOLD 15YR 3.5% 8/01/2026	105	103
FGOLD 15YR 3.5% 9/01/2026	12	12
FGOLD 15YR 4% 10/01/2025	3	3
FGOLD 15YR 4% 3/01/2026	10	10
FGOLD 15YR 4% 5/01/2026	66	66
FGOLD 15YR 4% 6/01/2024	3	3
FGOLD 15YR 4% 6/01/2025	4	4
FGOLD 15YR 4% 6/01/2026	253	250
FGOLD 15YR GIANT 3% 1/01/2027	93	90
FGOLD 15YR GIANT 3% 3/01/2031	368	353
FGOLD 15YR GIANT 3% 3/01/2032	570	547
FGOLD 15YR GIANT 3% 4/01/2033	15	14
FGOLD 15YR GIANT 3% 6/01/2027	114	111
FGOLD 15YR GIANT 3% 9/01/2030	210	202
FGOLD 15YR GIANT 3% 9/01/2031	199	191
FGOLD 15YR GIANT 3.5% 1/01/2027	115	112

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FGOLD 15YR GIANT 3.5% 10/01/2029	10	9
FGOLD 15YR GIANT 3.5% 11/01/2025	19	18
FGOLD 15YR GIANT 3.5% 11/01/2029	150	146
FGOLD 15YR GIANT 3.5% 11/01/2033	144	142
FGOLD 15YR GIANT 3.5% 12/01/2029	43	42
FGOLD 15YR GIANT 3.5% 12/01/2033	129	127
FGOLD 15YR GIANT 3.5% 3/01/2030	78	76
FGOLD 15YR GIANT 3.5% 4/01/2026	22	22
FGOLD 15YR GIANT 3.5% 4/01/2029	51	50
FGOLD 15YR GIANT 3.5% 4/01/2030	190	186
FGOLD 15YR GIANT 3.5% 6/01/2029	102	100
FGOLD 15YR GIANT 3.5% 7/01/2026	25	24
FGOLD 15YR GIANT 3.5% 7/01/2029	241	235
FGOLD 15YR GIANT 3.5% 8/01/2026	23	22
FGOLD 15YR GIANT 3.5% 8/01/2029	323	315
FGOLD 15YR GIANT 3.5% 8/01/2032	715	698
FGOLD 15YR GIANT 3.5% 9/01/2025	21	20
FGOLD 15YR GIANT 3.5% 9/01/2026	11	11
FGOLD 15YR GIANT 4% 10/01/2025	4	4
FGOLD 15YR GIANT 4% 12/01/2025	8	8
FGOLD 15YR GIANT 4% 12/01/2026	29	29
FGOLD 15YR GIANT 4% 5/01/2026	23	22
FGOLD 15YR GIANT 4% 7/01/2025	4	4
FGOLD 15YR GIANT 4% 7/01/2026	13	12
FGOLD 15YR GIANT 5% 3/01/2025	5	5
FH 5/1 CONS 12M SOFR NF A 5.89% 12/01/2036	83	85
FHLB 2.125% 12/11/2026	3,975	3,750
FHLB 2.375% 3/14/2025	25,575	24,881
FHLMC 0.375% 9/23/2025	15,275	14,262
FHLMC 15YR UMBS 2% 8/01/2035	7,421	6,693
FHLMC 15YR UMBS 3% 12/01/2034	4,701	4,458
FHLMC 15YR UMBS MIRROR 2.5% 11/01/2032	790	741
FHLMC 15YR UMBS MIRROR 2.5% 5/01/2033	831	773
FHLMC 15YR UMBS MIRROR 2.5% 7/01/2032	372	350
FHLMC 15YR UMBS MIRROR 3% 4/01/2034	323	306
FHLMC 15YR UMBS SUPER 2% 10/01/2035	6,625	5,977
FHLMC 15YR UMBS SUPER 2% 5/01/2035	1,745	1,574
FHLMC 15YR UMBS SUPER 2% 6/01/2035	1,433	1,288
FHLMC 15YR UMBS SUPER 2% 9/01/2035	6,198	5,591

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FHLMC 15YR UMBS SUPER 2.5% 2/01/2035	3,216	2,989
FHLMC 15YR UMBS SUPER 2.5% 8/01/2034	942	876
FHLMC 15YR UMBS SUPER 3% 1/01/2034	202	192
FHLMC 15YR UMBS SUPER 3% 9/01/2037	2,752	2,594
FHLMC 15YR UMBS SUPER 3.5% 6/01/2037	2,439	2,347
FHLMC 15YR UMBS SUPER 3.5% 7/01/2037	10,315	9,927
FHLMC 15YR UMBS SUPER 4% 8/01/2037	1,398	1,371
FHLMC 15YR UMBS SUPER 4.5% 11/01/2037	831	827
FHLMC 15YR UMBS SUPER 5% 12/01/2037	6,062	6,097
FHLMC 15YR UMBS SUPER 5% 7/01/2038	4,020	4,043
FHLMC 15YR UMBS SUPER 5.5% 11/01/2038	4,718	4,786
FHLMC REFERENCE NOTE 1.5% 2/12/2025	11,425	11,031
FHLMC_K038 3.389% 3/25/2024	1,729	1,721
FHLMC_K040 2.768% 4/25/2024	235	233
FHLMC_K040 3.241% 9/25/2024	3,680	3,624
FHLMC_K041 3.171% 10/25/2024	1,660	1,632
FHLMC_K044 2.811% 1/25/2025	3,130	3,058
FHLMC_K047 3.329% 5/25/2025	1,980	1,939
FHLMC_K048 3.284% 6/25/2025	1,175	1,149
FHLMC_K049 3.01% 7/25/2025	12,050	11,718
FHLMC_K050 2.802% 1/25/2025	1,611	1,586
FHLMC_K050 3.334% 8/25/2025	2,129	2,079
FHLMC_K052 3.151% 11/25/2025	1,668	1,623
FHLMC_K053 2.995% 12/25/2025	6,185	5,990
FHLMC_K056 2.525% 5/25/2026	11,265	10,765
FHLMC_K078 3.854% 6/25/2028	2,575	2,521
FHLMC_K728 3.064% 8/25/2024	1,493	1,470
FHLMC_K729 3.136% 10/25/2024	130	128
FHLMC_K733 3.75% 8/25/2025	3,254	3,197
FHLMC_K736 1.895% 6/25/2025	1,018	1,001
FHMS_17-K066 2.797% 12/25/2026	1,815	1,760
FNMA 15YR 3.5% 1/01/2026	70	68
FNMA 15YR 3.5% 10/01/2025	63	63
FNMA 15YR 3.5% 11/01/2025	200	196
FNMA 15YR 3.5% 12/01/2025	35	35
FNMA 15YR 3.5% 12/01/2026	2	2
FNMA 15YR 3.5% 2/01/2026	83	81
FNMA 15YR 3.5% 3/01/2026	22	21
FNMA 15YR 3.5% 7/01/2026	2	2

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA 15YR 3.5% 8/01/2026	29	28
FNMA 15YR 3.5% 9/01/2025	14	14
FNMA 15YR 3.5% 9/01/2026	1	1
FNMA 15YR 4% 1/01/2025	2	2
FNMA 15YR 4% 2/01/2026	5	5
FNMA 15YR 4% 4/01/2025	28	27
FNMA 15YR 4% 5/01/2025	21	21
FNMA 15YR 4% 6/01/2025	5	5
FNMA 15YR 4% 9/01/2024	12	12
FNMA 15YR 4% 9/01/2025	7	7
FNMA 15YR 4.5% 12/01/2024	4	4
FNMA 15YR 4.5% 4/01/2025	2	2
FNMA 0.625% 4/22/2025	11,850	11,257
FNMA 10/1 HYBRID ARM 5.795% 10/01/2034	3	3
FNMA 10/1 HYBRID ARM 6.069% 12/01/2033	2	2
FNMA 15YR 2.5% 2/01/2033	1,029	968
FNMA 15YR 3% 1/01/2031	14	13
FNMA 15YR 3% 1/01/2032	408	390
FNMA 15YR 3% 1/01/2033	1,147	1,095
FNMA 15YR 3% 1/01/2034	804	765
FNMA 15YR 3% 10/01/2030	1,634	1,569
FNMA 15YR 3% 10/01/2031	35	34
FNMA 15YR 3% 10/01/2033	865	824
FNMA 15YR 3% 11/01/2030	344	330
FNMA 15YR 3% 11/01/2031	524	502
FNMA 15YR 3% 11/01/2033	535	510
FNMA 15YR 3% 2/01/2030	263	252
FNMA 15YR 3% 2/01/2031	1,549	1,487
FNMA 15YR 3% 2/01/2032	385	368
FNMA 15YR 3% 2/01/2034	545	517
FNMA 15YR 3% 3/01/2031	199	192
FNMA 15YR 3% 3/01/2032	184	176
FNMA 15YR 3% 3/01/2033	268	255
FNMA 15YR 3% 4/01/2031	241	231
FNMA 15YR 3% 4/01/2032	1,682	1,619
FNMA 15YR 3% 5/01/2031	775	743
FNMA 15YR 3% 6/01/2034	200	189
FNMA 15YR 3% 7/01/2027	50	49
FNMA 15YR 3% 7/01/2030	105	101

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA 15YR 3% 7/01/2032	732	700
FNMA 15YR 3% 8/01/2031	298	286
FNMA 15YR 3% 9/01/2029	382	368
FNMA 15YR 3% 9/01/2031	438	420
FNMA 15YR 3% 9/01/2032	556	531
FNMA 15YR 3% 9/01/2033	399	380
FNMA 15YR 3.5% 1/01/2026	45	45
FNMA 15YR 3.5% 1/01/2027	187	184
FNMA 15YR 3.5% 1/01/2029	9	9
FNMA 15YR 3.5% 1/01/2030	389	378
FNMA 15YR 3.5% 1/01/2034	183	180
FNMA 15YR 3.5% 10/01/2026	229	225
FNMA 15YR 3.5% 10/01/2028	153	149
FNMA 15YR 3.5% 10/01/2029	25	24
FNMA 15YR 3.5% 11/01/2026	16	16
FNMA 15YR 3.5% 11/01/2027	5	5
FNMA 15YR 3.5% 11/01/2028	109	107
FNMA 15YR 3.5% 11/01/2029	95	94
FNMA 15YR 3.5% 12/01/2025	81	79
FNMA 15YR 3.5% 12/01/2026	48	47
FNMA 15YR 3.5% 12/01/2028	76	73
FNMA 15YR 3.5% 12/01/2029	508	494
FNMA 15YR 3.5% 12/01/2032	507	493
FNMA 15YR 3.5% 2/01/2026	55	54
FNMA 15YR 3.5% 2/01/2027	12	12
FNMA 15YR 3.5% 2/01/2028	1	1
FNMA 15YR 3.5% 2/01/2029	320	312
FNMA 15YR 3.5% 2/01/2031	299	292
FNMA 15YR 3.5% 2/01/2032	911	888
FNMA 15YR 3.5% 2/01/2034	30	29
FNMA 15YR 3.5% 3/01/2026	5	5
FNMA 15YR 3.5% 4/01/2026	77	74
FNMA 15YR 3.5% 4/01/2027	27	27
FNMA 15YR 3.5% 4/01/2030	189	185
FNMA 15YR 3.5% 4/01/2034	745	730
FNMA 15YR 3.5% 5/01/2026	4	4
FNMA 15YR 3.5% 5/01/2027	47	46
FNMA 15YR 3.5% 5/01/2029	73	71
FNMA 15YR 3.5% 6/01/2027	155	152

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
FNMA 15YR 3.5% 6/01/2029	184	179
FNMA 15YR 3.5% 6/01/2030	197	192
FNMA 15YR 3.5% 7/01/2029	513	500
FNMA 15YR 3.5% 8/01/2026	32	32
FNMA 15YR 3.5% 8/01/2027	74	73
FNMA 15YR 3.5% 8/01/2029	362	353
FNMA 15YR 3.5% 8/01/2032	428	417
FNMA 15YR 3.5% 8/01/2033	125	123
FNMA 15YR 3.5% 9/01/2026	255	251
FNMA 15YR 3.5% 9/01/2028	134	131
FNMA 15YR 3.5% 9/01/2029	668	651
FNMA 15YR 3.5% 9/01/2033	307	302
FNMA 15YR 4% 1/01/2029	164	160
FNMA 15YR 4% 11/01/2026	35	35
FNMA 15YR 4% 5/01/2027	2	2
FNMA 15YR 4% 7/01/2025	5	5
FNMA 15YR 4% 8/01/2026	7	7
FNMA 15YR 4% 9/01/2025	1	1
FNMA 15YR 4% 9/01/2027	10	10
FNMA 15YR 4.5% 5/01/2024	2	2
FNMA 15YR 4.5% 6/01/2026	22	22
FNMA 15YR 5% 7/01/2025	3	3
FNMA 15YR UMBS 2% 7/01/2035	4,684	4,211
FNMA 15YR UMBS 2% 7/01/2037	8,079	7,241
FNMA 15YR UMBS 2.5% 10/01/2034	1,636	1,522
FNMA 15YR UMBS 2.5% 12/01/2034	1,746	1,619
FNMA 15YR UMBS 2.5% 2/01/2035	3,484	3,231
FNMA 15YR UMBS 2.5% 5/01/2035	980	912
FNMA 15YR UMBS 2.5% 8/01/2034	3,421	3,180
FNMA 15YR UMBS 3% 6/01/2037	10,447	9,850
FNMA 15YR UMBS 3% 7/01/2034	848	804
FNMA 15YR UMBS 3% 8/01/2034	34	32
FNMA 15YR UMBS 3.5% 7/01/2037	2,032	1,956
FNMA 15YR UMBS 3.5% 9/01/2037	2,842	2,735
FNMA 15YR UMBS 4% 3/01/2038	2,970	2,913
FNMA 15YR UMBS 4% 8/01/2037	3,422	3,373
FNMA 15YR UMBS 4.5% 11/01/2037	845	841
FNMA 15YR UMBS 4.5% 12/01/2037	862	857
FNMA 15YR UMBS 4.5% 4/01/2038	12,425	12,356

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	FNMA 15YR UMBS 5% 11/01/2037	14,930	15,014
	FNMA 15YR UMBS 5% 12/01/2037	13,529	13,607
	FNMA 15YR UMBS SUPER 2% 7/01/2035	1,977	1,783
	FNMA 15YR UMBS SUPER 2% 8/01/2035	2,953	2,663
	FNMA 15YR UMBS SUPER 2% 9/01/2035	6,293	5,677
	FNMA 15YR UMBS SUPER 3% 1/01/2036	3,005	2,839
	FNMA 15YR UMBS SUPER 4% 9/01/2037	2,596	2,547
	FNMA 2.625% 9/06/2024	22,050	21,698
	FNMA 6M LIBOR ARM 5.156% 3/01/2034	67	67
	FNMA 6M LIBOR ARM 5.165% 11/01/2032	22	22
	FNMA 6M LIBOR ARM 5.268% 4/01/2035	65	65
	FNMA 6M LIBOR ARM 5.665% 12/01/2032	44	43
	FNMA 6M LIBOR ARM 5.919% 9/01/2035	84	85
	FNMA 7/1 HYBRID ARM 5.918% 1/01/2034	29	29
	FNMA 7/1 HYBRID ARM 6.245% 3/01/2036	12	12
	FNMA BENCHMARK NOTE 0.375% 8/25/2025	12,500	11,696
	TREASURY NOTE 2.875% 4/30/2029	91,500	87,075
	UMBS 15YR TBA(REG B) 3% 1/18/2039	68,375	64,462
	UMBS 15YR TBA(REG B) 3.5% 1/18/2039	68,225	65,675
	UMBS 15YR TBA(REG B) 4% 1/18/2039	7,375	7,236
	UMBS 15YR TBA(REG B) 4.5% 1/18/2039	4,675	4,652
	UMBS 15YR TBA(REG B) 5% 1/18/2039	1,600	1,610
	UMBS 15YR TBA(REG B) 5.5% 1/18/2039	2,200	2,231
	UMBS 15YR TBA(REG B) 6% 1/18/2039	1,375	1,406
	Total U.S. Government and Agency Obligations		$621,162

	Common/Collective Trusts
*	COLUMBIA TR GOVT MM FUND 0% 1/00/1900	149,424	149,424
	Total Common/Collective Trusts		$149,424

	Total Fully Benefit Responsive Investment Contracts, at Fair Value		$770,586

	Adjustment from Fair Value to Contract Value
	AMERICAN UNITED LIFE - S00016, 2.440%		4,658
*	JP MORGAN CHASE I - #AISP01, MATURES 12/31/50, 4.24%		5,028
	LINCOLN NATIONAL LIFE		4,780
	MET LIFE - #28972, MATURES 12/31/50, 3.98%		3,547

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held At End of Year)
as of December 31, 2023

	(a) (b) (c) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount (in thousands)	(e) Current Value (in thousands)
	MONUMENT LIFE V - #MDS00375TR, MATURES 12/31/50, 4.08%		6,058
	PACIFIC LIFE - # 26755, MATURES 12/31/50, 4.00%		4,346
	PRUDENTIAL GA63690		5,402
	RBC I - #10903, MATURES 12/31/50, 4.02%		3,291
	Total Adjustments		$37,110

	Total Fully Benefit Responsive Investment Contracts, at Contract Value		$807,696

	TOTAL INVESTMENTS		$7,713,373

	Loan to Participants
*	Various Loans - 3.25% through 9.50% due through December 14, 2053 (cost $0)		67,333
	Loans to Participants Total		$67,333

*    Indicates party-in-interest

Column (d) cost, has been omitted, as all investments are participant directed, except where indicated

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Acquired and Disposed of Within Year)
For the Year Ended December 31, 2023

	(a) & (b) Identity of Issue, Borrower, Lessor, or Similar Party involved; Description of transaction including rate of interest and maturity date	Number of Shares/ Units or Face Amount	(d) Proceeds of dispositions
		(in thousands)	(in thousands)
	CORPORATE DEBT INSTRUMENTS
	AMGEN INC 5.250% 3/02/33	174	173
	AMGEN INC 5.600% 3/02/43	320	314
	APPLE INC 4.850% 5/10/53	275	236
	BANK OF AMERICA V-D 5.080% 1/20/27	227	220
	COMCAST CORP 5.350% 5/15/53	405	366
	CONSTELLATION BRANDS 4.500% 5/09/47	70	53
	ING GROEP N.V. SR 6.083% 9/11/27	210	210
*	MORGAN STANLEY BANK 4.754% 4/21/26	250	243
	NATWEST GROUP V-A 6.016% 3/02/34	200	190
	PACIFICORP 5.500% 5/15/54	210	201
	PHILLIPS 66 CO 3.605% 2/15/25	60	58
	STANDARD CHART V-A 6.170% 1/09/27	290	297
	TOR DOM BK MTN CONV 5.532% 7/17/26	390	392
	WELLS FARGO BANK NAT 5.450% 8/07/26	505	502
	WELLS FARGO CO V-D 6.303% 10/23/29	485	501

*    Indicates party-in-interest

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4j – Schedule of Reportable Transactions
for the Year Ended December 31, 2023
(Thousands, except where indicated)

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain (Loss)

Category (i) – single transactions in excess of 5% of the fair value of plan assets

Capital Group Europacific Growth Tr 07/21/23	Common/Collective Trusts	391,475	—	391,475	391,475	—
Capital Group Europacific Growth Tr 12/15/23	Common/Collective Trusts	—	401,761	401,232	401,761	529
Capital Group Europacific Growth U3 12/15/23	Common/Collective Trusts	401,761	—	401,761	401,761	—
Amer Fnds Europac Grow-R6 #2616 07/21/23	Common/Collective Trusts	—	391,475	378,085	391,475	13,390
*Vanguard Employee Benefit Index #528 12/08/23	Common/Collective Trusts	—	443,578	246,050	443,578	197,528
*Fidelity Blue Chip GR Comm CL F CIT 12/18/23	Common/Collective Trusts	526,802	—	526,802	526,802	—

Category (iii) – series of transactions in the same security in excess of 5% of the fair value of plan assets

Treasury Note 2.875% 4/30/2029	U.S. Government and Agency Obligations	341,757	—	341,757	341,757	—
		—	255,231	258,030	255,231	(2,799)
Treasury Note 1.25% 6/30/2028	U.S. Government and Agency Obligations	214,468	—	214,468	214,468	—
		—	215,479	214,468	215,479	1,011
Treasury Note 1.25% 4/30/2028	U.S. Government and Agency Obligations	185,632	—	185,632	185,632	—
		—	184,410	185,632	184,410	(1,222)

There were no category (ii) or (iv) reportable transactions during the Plan year ended December 31, 2023.
Non-applicable columns are not included in this presentation.

*    Indicates party-in-interest

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN

Date: June 17, 2024	By	/s/ Rita Pang
Rita Pang
Employee Benefits Administration Committee

EXHIBIT INDEX

Exhibit Number	Description	How Filed
23	Consent of Independent Registered Public Accounting Firm –McConnell & Jones LLP	Electronically filed herewith

E-1